Exhibit 2.1

EXECUTION VERSION

PROJECT CAROLINA

ASSET AND STOCK PURCHASE AND SALE AGREEMENT

by and between

Kraton

Polymers LLC

and

Kraton Polymers Holdings BV,

as seller

and

Daelim Industrial Co., Ltd.,

as purchaser

and

Daelim Chemical USA, Inc.,

as purchaser party

October 30, 2019

i

Annexes:
Annex I	Definitions

Schedules:
Schedule A	Seller Disclosure Schedule
Schedule 1.1(a)	Polymerization Technology
Schedule 2.2(a)	Finished Inventory; IR Inventory; Raw Materials; WIP Inventory; Spare Parts
Schedule 2.2(b)	Acquired Contracts
Schedule 2.2(e)	Trade Names and Trademarks and Domains
Schedule 2.2(f)	Acquired Entities
Schedule 2.2(g)	Real Property and Leases
Schedule 2.2(h)	Personal Property
Schedule 2.2(i)	Governmental Authorizations
Schedule 2.2(m)	Latex Technology
Schedule 2.2(n)	Application Technology
Schedule 2.3(d)	Retained Contracts
Schedule 2.3(j)	Retained Real Property
Schedule 2.3(m)	Retained Assets
Schedule 2.6	Restructuring
Schedule 3.2(a)	Working Capital Calculation
Schedule 3.5	Allocation Methodology
Schedule 3.2(g)	Growth Capital Expansion Project Monthly Spending
Schedule 3.4(a)(xiii)	List of Officer and Director Resignations
Schedule 6.2(b)	Operation of the Cariflex Business
Schedule 6.5(c)	Welfare and Benefit Plans
Schedule 7.1(d)	Required Consents and Approvals

Exhibits:
Exhibit A-1	Form of Technology License Agreement
Exhibit A-2	Form of Polymerization License Agreement
Exhibit A-3	Form of IP Assignment
Exhibit B	Form of Shared Site Agreement for Paulinia
Exhibit C	Form of Amsterdam Office Sublease
Exhibit D	Form of IR Supply Agreement
Exhibit E	Form of Technical Services Agreement
Exhibit F	Form of Transition Services Agreement
Exhibit G-1(A)	Form of Seller Officer’s Certificate for Kraton Polymers LLC
Exhibit G-1(B)	Form of Seller Officer’s Certificate for Kraton Polymers Holdings BV
Exhibit G-2	Form of Purchaser Officer’s Certificate
Exhibit H-1(A)	Form of Seller Company Certificate for Kraton Polymers LLC
Exhibit H-1(B)	Form of Seller Company Certificate for Kraton Polymers Holdings BV
Exhibit H-2	Form of Purchaser Company Certificate
Exhibit I	Assumed Benefit Plans
Exhibit J	Form of Representation and Warranty Insurance Policy

v

ASSET AND STOCK PURCHASE AND SALE AGREEMENT

This Asset and Stock Purchase and Sale Agreement (this “Agreement”) is made as of October 30, 2019, by and between Kraton Polymers LLC, a limited liability company formed under the laws of the State of Delaware (“Kraton Polymers”), and Kraton Polymers Holdings BV, a company formed in The Netherlands (“KPHBV” and together with Kraton Polymers, “Seller”), and Daelim Industrial Co., Ltd., a company organized under the laws of the Republic of Korea (“Purchaser”) and Daelim Chemical USA, Inc., a company incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of Purchaser (“Purchaser Party”). Purchaser and Seller are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

A.

Seller is in the business of developing, manufacturing and selling synthetic alternatives to natural rubber latex for commercial and development applications including medical and high value markets and currently offers isoprene rubber, isoprene rubber latex, and SIS latex products under the Cariflex™ brand, is in the process of developing butyl latex, and has associated Intellectual Property (as defined herein) (the “Cariflex Business”).

B.

Seller and its Affiliates (defined herein) own the assets that are primarily used, primarily held for use or intended to be used primarily for the Cariflex Business, including all of the equity interests of Kraton Polymers SPV EU BV, an entity formed under the laws of The Netherlands (the “Company”), which through its Subsidiary (defined herein) owns, among other Cariflex assets, and operates the Facility (defined herein).

C.

Seller desires to sell and transfer to Purchaser, and Purchaser desires to acquire from Seller, all of the assets of Seller and its Affiliates that are primarily used, primarily held for use or intended to be used primarily for the Cariflex Business, on the terms and subject to the conditions set forth herein and each agreement executed and delivered in connection herewith.

D.	Execution and delivery of each of the Transaction Agreements (as defined herein) is an integral part of Seller’s and Purchaser’s agreement to consummate the transactions contemplated hereby.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual provisions set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

REFERENCES AND RULES OF CONSTRUCTION

Section 1.1    Definitions. Capitalized terms that are used in this Agreement have the meanings set forth in Annex I.

Section 1.2    References and Rules of Construction. Any reference in this Agreement to an “Article”, “Section”, “Annex”, “Exhibit”, or “Schedule” refers to the corresponding Article, Section, Annex, Exhibit or Schedule of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Annex, Schedule, Exhibit, Articles, Section, subsection, clause and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement and shall be disregarded in construing the language hereof. The words “this Agreement”, “herein”, “hereby”, “hereunder”, and “hereof”, and words of similar import, refer to this Agreement as a whole and not to any particular Annex, Schedule, Exhibit, Article, Section, subsection, clause or other subdivision unless expressly so limited. The words “this Exhibit”, “this Article”, “this Section”, “this subsection”, “this clause”, and words of similar import, refer only to the Exhibit, Article, Section, subsection and clause hereof in which such words occur. Exhibits, Schedules and Annexes referred to herein are attached to this Agreement and by such reference are incorporated herein for all purposes. The words “including”, “includes”, or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. Where this Agreement states that a party “shall”, “will” or “must” perform in some manner or otherwise act or omit to act, it means that the party is legally obligated to do so in accordance with this Agreement. Reference herein to any federal, state, local or foreign applicable Law shall be deemed to also refer to all rules and regulations promulgated thereunder and any subsequent amendments or modifications to such applicable Law, unless the context requires otherwise. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date.

ARTICLE 2

ACQUIRED ASSETS AND ASSUMED LIABILITIES; RETAINED ASSETS AND RETAINED LIABILITIES

Section 2.1    Purchase and Sale. On the terms and subject to the conditions set forth herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, assume and acquire from Seller, all of Seller’s right, title and interest in, to and under all the business, properties, assets and rights of every nature, kind and description, tangible and intangible (including goodwill), of the Acquired Assets, as of the Closing free and clear of all Liens other than Permitted Liens.

Section 2.2    Acquired Assets. The term “Acquired Assets” means all of the business, properties, assets, goodwill and rights of Seller of whatever kind and nature, real or personal, tangible or intangible, that are owned, leased or licensed by Seller on the Closing Date and that are primarily used, primarily held for use or intended to be used primarily for the Cariflex Business, other than the Retained Assets, including:

(a)    Seller’s (i) finished goods inventory (wherever located) of active Products as of the Closing Date (“FG”), (ii) in transit finished goods inventory of active Products as of the Closing Date (together with FG, the “Finished Inventory”), (iii) the volume of Cariflex™ IR 307 and Cariflex™ IR310 in Seller’s or its Affiliate’s inventory as of the Closing Date (the “IR Inventory”), (iv) raw materials (other than solid isoprene rubber) used in, or intended to be used in, the production of Seller’s or its Affiliate’s Products as of the Closing Date (the “Raw Materials”), (v) work in process inventory (wherever located) of partially completed Products as of the Closing Date (the “WIP Inventory”), and (vi) spare parts and other inventory of materials and supplies intended to be used in repairing, supplementing, servicing or enhancing the Products as of the Closing Date (the “Spare Parts”). Attached hereto as Schedule 2.2(a) is a list of the grade, volume and value of the Finished Inventory, the IR Inventory, the Raw Materials, the WIP Inventory and the Spare Parts as of December 31, 2018;

(b)    The Contracts that are primarily related to the Cariflex Business (including those listed on Schedule 2.2(b) but excluding those listed on Schedule 2.3(d)) (the “Acquired Contracts”);

(c)    All claims, causes of action and demands of any nature of Seller against Third Parties relating to the Acquired Contracts and other Acquired Assets, including all rights related to deposits, prepaid expenses, claims for refunds and rights to offset in respect thereof, other than those set forth in Section 2.3(g);

(d)    All guarantees, warranties, representations, covenants, indemnities and similar rights arising under the Acquired Contracts;

(e)    All trade names and trademarks and domains that are listed on Schedule 2.2(e) and all uses thereof;

(f)    900 ordinary shares of common stock, par value of EUR 100 per share, of the Company which constitute all of the issued and outstanding equity interests of the Company (the “Acquired Shares”), and all equity interests in each Subsidiary of the Company (collectively with the Company, the “Acquired Entities”), and each asset owned or leased by such Acquired Entities that is not a Retained Asset. Schedule 2.2(f) contains a list of the Acquired Entities;

(g)    All real property, leaseholds and other interest in real property of Seller listed on Schedule 2.2(g), in each case together with Seller’s right, title and interest in all buildings, improvements and fixtures thereon and all appurtenances thereto and all licenses, permits, approvals, easements and other rights relating thereto;

(h)    All other tangible personal property and interests therein, including all machinery, equipment, furniture, furnishings and vehicles and other transportation-related equipment, information technology hardware and facilities, that are primarily used, primarily held for use or intended to be used primarily for the Cariflex Business, including the items set forth on Schedule 2.2(h);

(i)    All Governmental Authorizations and all pending applications therefor or renewals thereof, including those set forth on
Schedule 2.2(i);

(j)    All rights to refunds, rebates, credits, abatements or similar benefits relating to Taxes and other governmental charges of whatever nature of the Acquired Entities or arising out of the operation of the Cariflex Business or ownership of the Acquired Assets, in each case after the Closing Date;

(k)    All goodwill generated by or associated with the Cariflex Business, the Acquired Assets or the Acquired Entities;

(l)    All assets held under any Assumed Benefit Plan;

(m)    All Latex Technology, including the Intellectual Property listed on Schedule 2.2(m);

(n)    All Application Technology, including the Intellectual Property listed on Schedule 2.2(n) (together with the Latex Technology, the “Acquired Intellectual Property”), subject to the Technology License Agreement;

(o)    All Accounts Receivable related to the operation of the Cariflex Business after the Effective Time;

(p)    All Cash of the Cariflex Business, to the extent it is included in the Closing Statement;

(q)    The license and all other rights set forth in the Polymerization License Agreement; and

(r)    Unless prohibited by applicable Law, all books and records that are pertaining to the Cariflex Business, including the production, sale, distribution, marketing, research, development and servicing of Products or the Acquired Assets, in all cases, in any form or medium, including electronic files, customer lists and all data and records related to the customers and suppliers of the Cariflex Business, service and warranty records, research and development reports, production reports, equipment logs, operating guides and reports, and all similar reports, documents, data and records (collectively, the “Records”); provided, however, that any information in such Records that does not pertain to the production, sale, distribution, marketing, research, development and servicing of Products or the Cariflex Business may be redacted or, in the case of electronic files, removed from the Records and that Seller shall not be required to include any information subject to attorney-client privilege among the Records; provided further that Seller will be entitled to retain a copy of the Records to the extent they do not relate to the Products or do not relate solely to the Cariflex Business, provided that information contained therein pertaining to Products or another Acquired Asset shall be subject to Section 6.6, and further provided that Seller may retain a copy of any technical documents related to the Intellectual Property licensed by Purchaser to Seller under the Technology License Agreement.

Section 2.3    Retained Assets. Notwithstanding anything, express or implied, to the contrary contained herein, Purchaser expressly understands and agrees that Seller shall not sell to Purchaser, and Purchaser shall not purchase, any of the assets, properties or rights of Seller and its Affiliates that are not Acquired Assets, including the following (collectively, the “Retained Assets”):

(a)    Use of any trade names and trademarks and domains that are not listed on Schedule 2.2(e);

(b)    All Intellectual Property that is not Acquired Intellectual Property and all uses thereof;

(c)    All finished goods inventory that is not the Finished Inventory, all isoprene rubber inventory that is not IR Inventory, all raw materials inventory that is not Raw Materials, and all work in process inventory that is not WIP Inventory;

(d)    All of Seller’s and its Affiliate’s Contracts that are not Acquired Contracts, including all of Seller’s or its Affiliate’s contracts, agreements, arrangements or commitments that are partially (but not primarily) related to the Cariflex Business, including those contracts listed on Schedule 2.3(d);

(e)    All rights of Seller and its Affiliates under this Agreement and any other Transaction Agreement, and any records, data, information or communications produced by or for Seller or its Affiliates or their Representatives in connection with the potential transfer of the Acquired Assets to any Person, including analyses relating to the Acquired Assets, records of discussions regarding the sale of the Acquired Assets and any confidential or privileged information regarding the Transaction, and all records, data, information, or communications that are not an Acquired Asset;

(f)    All Tax Returns and other Tax records, reports, data, files and documents related to Seller or its Affiliates (other than a Tax Return or other Tax record, report, data, file or document solely related to an Acquired Entity);

(g)    All rights to refunds, rebates, credits, abatements or similar benefits relating to Taxes and other governmental charges of whatever nature arising out of Seller’s operation of the Cariflex Business or ownership of the Acquired Assets, in each case, for any Pre-Closing Period;

(h)    All assets held under or in connection with any Company Employee Benefit Plan that is not an Assumed Benefit Plan;

(i)    All Polymerization Technology, subject to the Polymerization License Agreement;

(j)    The real property parcels located within the Facility and all improvements, equipment and other physical assets located thereon, as described on Schedule 2.3(j);

(k)    All claims, causes of action and demands of any nature arising out of or related to the Proceedings arising out of or related to the activities and operations of the Cariflex Business or Kraton Polymers do Brasil Indústria e Comércio de Produtos Petroquímicos Ltda. before the Effective Time (the “Retained Litigation”);

(l)    All information technology systems, hardware, software, licenses, routers and other appurtenances, software and hardware that is used in connection with Seller’s and its Affiliate’s enterprise-wide systems and the enterprise-side systems such as SAP, SuccessFactors, Office 365, Dynamics 365, and Concur; provided that, with respect to hardware referred to in this provision, only to the extent not primarily used, primarily held for use or intended to be used primarily for the Cariflex Business; and

(m)    The Retained Assets described on Schedule 2.3(m).

Section 2.4    Assumed Liabilities. On the terms and subject to the conditions set forth herein, Purchaser shall assume, effective as of the Effective Time, and from and after the Effective Time, Purchaser shall pay, perform and discharge when due, all of the Liabilities of Seller and its Affiliates with respect to the Acquired Assets and the Acquired Entities, other than any Retained Liabilities, that are listed below (collectively, the “Assumed Liabilities”):

(a)    All Liabilities of Seller under the Acquired Contracts;

(b)    All Accounts Payable that remain unpaid as of the Effective Time, to the extent reflected in the Closing Statement;

(c)    All other Liabilities arising from the operation or conduct or ownership of the Cariflex Business arising after the Effective Time;

(d)    All Liabilities arising under or relating to Environmental Laws arising from or attributable to the operation or conduct of the Cariflex Business after the Effective Time;

(e)    All Liabilities for or with respect to which Purchaser bears responsibility pursuant to Article 9;

(f)    All Liabilities for Taxes (i) imposed with respect to, relating to, or arising out of the Acquired Assets, the Assumed Liabilities or the Cariflex Business after the Closing Date, other than Seller Taxes or Taxes allocated to a Pre-Closing Period, or (ii) for which Purchaser is responsible under Section 9.3; and

(g)    All Liabilities arising under or in connection with any Assumed Benefit Plan, to the extent arising out of or related to the period after the Effective Time and applicable to a Transferred Employee.

Section 2.5    Retained Liabilities. Notwithstanding Section 2.4, Purchaser shall not assume any Retained Liability, each of which shall be retained and paid, performed and discharged when due by Seller, unless and to the extent being contested in good faith. The term “Retained Liability” means:

(a)    All Liabilities arising out of the operation or conduct or ownership by Seller of any business other than the Cariflex Business;

(b)    All Liabilities arising out of the Retained Litigation;

(c)    All Liabilities to the extent that it relates to any Retained Asset;

(d)    All Liabilities, including Taxes, related to the Restructuring;

(e)    All Seller Taxes;

(f)    All Liabilities related to the employment, termination or transfer of the Business Employees, which arose out of employment by Seller or its Affiliate prior to the Effective Time, including all Liabilities arising under or in connection with any Company Employee Benefit Plan, to the extent arising out of or related to the period prior to the Effective Time;

(g)    All Accounts Payable that are not reflected in the Closing Statement;

(h)    All Liabilities arising from violation of any Anti-Corruption and Anti-Bribery Laws prior to the Effective Time;

(i)    All Liabilities arising out of or related to product liability or warranty claims related to the Products manufactured before the Effective Time and the work-in-process Products existing as of the Effective Time, to the extent not attributable to the operation of the Cariflex Business after the Effective Time; and

(j)    All Liabilities arising under or relating to Environmental Laws, including Liabilities related to any non-compliance, circumstance, condition or Hazardous Material which existed at or prior to the Effective Time, with respect to the Acquired Assets and the Acquired Entities prior to the Effective Time (the “Retained Environmental Liabilities”).

Section 2.6    Pre-Closing Restructuring. (a) Prior to the Closing Date, Seller shall (a) segregate the Retained Assets located in Brazil from the Acquired Assets in a new and separate entity, and (b) complete its internal reorganization of the ownership structure of KPHBV’s investment in Brazil, and transfer to the Company certain Intellectual Property of the Cariflex Business pursuant to Schedule 2.6, such that the Acquired Entities at the Closing will own the Acquired Assets and employ the Business Employees. The restructuring actions contemplated by this Section 2.6 and in accordance with the step plan set forth on Schedule 2.6 are collectively referred to herein as the “Restructuring”. Seller shall promptly and diligently (i) provide periodic updates, but not less than on a biweekly basis, to Purchaser on the progress of the Restructuring, (ii) respond to Purchaser’s reasonable requests for information regarding the Restructuring until the Closing, and (iii) share with Purchaser all underlying agreements, documents and filings related to the Restructuring for its information.

Section 2.7    Wrong Pocket.

(a)    If, after the Closing Date, Purchaser in good faith identifies any asset owned by Seller that is an Acquired Asset and that should have been, but inadvertently was not previously, transferred by Seller to Purchaser, then Seller shall transfer or cause to be transferred such asset to Purchaser or its designee for no additional consideration, provided, however, that if the Parties disagree as to the characterization of such an asset, either Party may submit such dispute for resolution in accordance with Section 11.9. If, after the Closing Date, Seller in good faith identifies any asset that is a Retained Asset that should not have been, but inadvertently was previously, transferred by Seller to Purchaser or of which Purchaser is otherwise in possession, then Purchaser shall transfer or cause to be transferred such asset to Seller or its designee for no consideration, provided, however, that if the Parties disagree as to the characterization of such an asset, either Party may submit such dispute for resolution in accordance with Section 11.9. Prior to any such transfer, Seller or Purchaser, as applicable, shall, or shall cause its Affiliates to, hold such asset in trust for Purchaser or Seller, as applicable.

(b)    In the event Seller or its Affiliate receives any payment related to any Acquired Asset after the Closing, Seller agrees to promptly remit (or cause to be promptly remitted) such funds to Purchaser. In the event that Purchaser or an Affiliate of Purchaser (including, for the avoidance of doubt, the Acquired Entities) receives any payment related to any Retained Asset after the Closing, Purchaser agrees to promptly remit (or cause to be promptly remitted) such funds to Seller.

ARTICLE 3

PURCHASE PRICE; CLOSING

Section 3.1    Purchase Price. The aggregate amount to be paid by Purchaser to Seller for the Acquired Assets shall be $530,000,000 (the “Base Purchase Price”, and as adjusted pursuant to Section 3.2, the “Purchase Price”).

Section 3.2    Purchase Price Adjustments.

(a)    At least five Business Days prior to the Closing Date, Seller shall deliver an estimate prepared by Seller of the Purchase Price (the “Estimated Purchase Price”), calculated as:

(i)    the Base Purchase Price, plus

(ii)    an estimate of the amount of Cash held in the accounts of the Acquired Entities as of the Closing Date (“Estimated Cash”), minus

(iii)    an estimate of the amount of Indebtedness of the Acquired Entities as of the Closing Date (“Estimated Debt”), plus

(iv)    the difference (positive or negative value) obtained by subtracting Target Working Capital from the Estimated Working Capital; minus

(v)    the difference (positive or negative value) obtained by subtracting an estimate of the amount of the costs and expenditures associated with the Growth Capital Expansion Projects actually paid as of the Closing Date (“Estimated Cap Ex”) from $29,300,000.

For clarity, the Purchase Price includes an amount equal to Target Working Capital. The Estimated Working Capital (and Closing Working Capital) shall be calculated in a manner consistent with the manner in which the Target Working Capital was calculated in accordance with Schedule 3.2(a).

(b)    Within 90 days after the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the “Closing Statement”), certified by an officer of Seller, setting forth (i) the Working Capital of the Cariflex Business as of the close of business on the Closing Date (“Closing Working Capital”), (ii) the amount of Cash held in the accounts of the Acquired Entities as of the Closing Date (“Closing Cash”), (iii) the amount of Indebtedness of the Acquired Entities as of the Closing Date (“Closing Debt”), and (iv) the amount of the costs and expenditures associated with the Growth Capital Expansion Projects as of the Closing Date (“Closing Cap Ex”); provided that in the case of (iv), to the extent final information is available as of the date on which the Closing Statement is prepared and delivered. A physical inventory of the Finished Inventory, the IR Inventory, the Raw Materials, the WIP Inventory and the Spare Parts shall be conducted by Seller for the purpose of preparing the Closing Working Capital. For purposes of calculating the Estimated Working Capital and Closing Working Capital, the Finished Inventory, the Raw Materials, the WIP Inventory, the IR Inventory and the Spare Parts will be valued at the book value for such inventory, raw materials and spare parts.

(c)    During the 30-day period following delivery of the Closing Statement to Purchaser, Seller shall provide Purchaser with reasonable access to the books and records and personnel of Seller necessary to enable Purchaser to evaluate the accuracy of the Closing Statement. If Purchaser disagrees with the determination of any component of the Closing Statement calculations, then Purchaser shall notify Seller in writing (an “Objection Notice”) of such disagreement within 30 days after delivery of the Closing Statement, which Objection Notice shall describe the nature of any such disagreement in reasonable detail. If Purchaser does not deliver an Objection Notice to Seller within such 30-day period, then the Closing Statement shall be conclusive and binding upon the Parties.

(d)    If Purchaser and Seller are unable to resolve all disagreements properly identified by Purchaser pursuant to Section 3.2(c) within 30 days after delivery to Seller of the Objection Notice, then such disagreements shall be resolved by an independent accounting firm to be selected by the mutual agreement by the Parties (the “Independent Accounting Firm”), and such determination shall be final and binding on the Parties. If Seller and Purchaser cannot mutually agree on the identity of the Independent Accounting Firm, then Seller and Purchaser shall each submit to the other Party’s independent auditor the name of an internationally-recognized accounting firm that does not currently act as its independent auditor, and the Independent Accounting Firm shall be selected by lot from these two firms. Any fees and expenses relating to the engagement of the Independent Accounting Firm in respect of its services pursuant to this Section 3.2(d) shall be paid 50% by Seller and 50% by Purchaser. The Independent Accounting Firm shall be instructed to use commercially reasonable efforts to perform its services within 20 days after submission of the dispute to it and, in any case, as promptly as practicable after such submission.

(e)    The Purchase Price shall be deemed:

(i)    increased by: (1) the amount by which Closing Working Capital exceeds Target Working Capital, (2) the amount by which Closing Cash exceeds Estimated Cash, (3) the amount by which Estimated Debt exceeds Closing Debt, and (4) the amount by which Closing Cap Ex exceeds $29,300,000; and

(ii)    reduced by: (1) the amount by which Closing Working Capital is less than Target Working Capital, (2) the amount by which Closing Cash is less than Estimated Cash, (3) the amount by which Estimated Debt is less than Closing Debt and (4) the amount by which Closing Cap Ex is less than $29,300,000.

The Purchase Price as so increased or reduced pursuant to this Section 3.2(e), is referred to in this Agreement as the “Adjusted Purchase Price”. If the Adjusted Purchase Price is higher than the Estimated Purchase Price, Purchaser shall pay the difference to Seller. If the Adjusted Purchase Price is lower than the Estimated Purchase Price, Seller shall pay the difference to Purchaser.

(f)    Any amounts due under this Section 3.2 (other than pursuant to Section 3.2(g)) shall be paid by the owing Party to the other Party by wire transfer of immediately available funds to an account or accounts designated by the receiving Party on or before the fifth Business Day after the Closing Statement becomes final and binding on the Parties.

(g)    With respect to the Growth Capital Expansion Projects:

(i)    Within 60 days after the completion of the Growth Capital Expansion Projects, the completing Party shall deliver to the other Party a completion statement setting forth, among others, details of itemized payments (the “Completion Statement”), certified by an officer of the completing Party. Each Party shall have the right to audit the books and records of the other Party regarding the costs and expenditures of the Growth Capital Expansion Projects on reasonable notice and during normal business hours, and at the auditing Party’s sole cost, provided that such audit is initiated on or before the 30th day after delivery of the Completion Statement. The Parties will discuss and work together in good faith to agree on the aggregate amount of costs and expenditures by Seller and Purchaser (and their Affiliates) with respect to the Growth Capital Expansion Projects. If the Parties are unable to agree on this amount within 30 days after the later of completion of the audit, if applicable, or delivery of the Completion Statement, the Parties shall resolve any remaining disagreement in accordance with the procedures set forth in Section 3.2(d).

(ii)    If the aggregate amount of the costs and expenditures associated with the Growth Capital Expansion Projects as determined in accordance with Section 3.2(g)(i) is greater than or less than $37,600,000, the Parties will share on a 50/50 basis any such additional costs or savings, as the case may be. Any amounts due from one Party to the other Party under this Section 3.2(g)(ii) will be paid to the owing Party by wire transfer of immediately available funds to an account designed by the owed Party on the later of (1) the fifth Business Day after the final determination thereof and (2) the date contemplated by Section 3.2(f).

(iii)    Each Party agrees that it will make a good faith commercially reasonable effort to progress the Growth Capital Expansion Projects in accordance with (1) the estimated costs and timeline set forth in Schedule 3.2(g) and (2) the original design, and will not make modifications except as required by Law or as approved in writing by the other Party (such approval not to be unreasonably withheld, conditioned or delayed).

(iv)    Notwithstanding the foregoing, if there are any material deviations in the costs or timeline outlined within Schedule 3.2(g) (1) prior to the Effective Time, Seller will provide Purchaser written notice of such deviations and (2) after the Effective Time, Purchaser will provide Seller written notice of such deviations.

Section 3.3    Closing. The closing of the Transaction (the “Closing”) will take place at the offices of Seller’s counsel, Baker & McKenzie LLP, 700 Louisiana, Suite 3000, Houston, Texas 77002, on the fifth Business Day following satisfaction or waiver of all of the conditions to the Closing set forth in Article 7 (other than those to be satisfied at the Closing), or at such other time and place as Purchaser and Seller may agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 3.4    Closing Transactions.

(a)    At the Closing, Seller will deliver to Purchaser:

(i)    such appropriately executed deeds (in recordable form), bills of sale, assignments, local asset transfer agreements and other instruments of transfer relating to the Acquired Assets in form and substance reasonably satisfactory to Purchaser and its counsel;

(ii)    certificates representing the Acquired Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed;

(iii)    an Intellectual Property License Agreement whereby Purchaser will grant a non-exclusive license of the specified Application Technology to Seller and its Affiliates, substantially in the form attached hereto as Exhibit A-1 (the “Technology License Agreement”), duly executed by the applicable Seller entity or its Affiliate;

(iv)    an Intellectual Property License Agreement whereby Seller will grant an exclusive license of the Polymerization Technology as used in the Cariflex Business as of the Closing Date to Purchaser and its Affiliates, substantially in the form attached hereto as Exhibit A-2 (the “Polymerization License Agreement”), duly executed by the applicable Seller entity or its Affiliate;

(v)    an assignment of the Acquired Intellectual Property owned by Seller to Purchaser, substantially in the form attached hereto as Exhibit A-3 (the “IP Assignment Agreement”);

(vi)    a shared site agreement with respect to the research facility and the warehouse and distribution center that are Retained Assets, substantially in the form attached hereto as Exhibit B (the “Shared Site Agreement”), duly executed by the applicable Seller entity or its Affiliate;

(vii)    a sublease for a portion of Seller’s research facility located in Amsterdam substantially in the form attached hereto as Exhibit C (the “Amsterdam Sublease”), duly executed by the applicable Seller entity or its Affiliate;

(viii)    a supply agreement substantially in the form attached hereto as Exhibit D (the “Supply Agreement”), duly executed by the applicable Seller entity or its Affiliate;

(ix)    a technical services agreement substantially in the form attached hereto as Exhibit E (the “Technical Services Agreement”), duly executed by the applicable Seller entity or its Affiliate;

(x)    a transition services agreement substantially in the form attached hereto as Exhibit F (the “Transition Services Agreement”), duly executed by the applicable Seller entity or its Affiliate;

(xi)    a certificate duly executed by an authorized officer of each Seller substantially in the forms attached hereto as Exhibit G-1(A) and Exhibit G-1(B), dated as of the Closing, certifying on behalf of such Seller that the conditions set forth in Section 7.1(a) and Section 7.1(b) have been fulfilled;

(xii)    a certificate substantially in the forms attached hereto as Exhibit H-1(A) and Exhibit H-1(B) of the secretary or assistant secretary of each Seller dated as of the Closing Date and attaching (1) a copy of each Seller’s governing documents; (2) a certificate of good standing or its equivalent of each Seller entity from the jurisdiction of organization of such Seller entity, issued not more than five Business Days prior to the Closing Date; and (3) resolutions of the governing body of each Seller entity authorizing such Seller entity to enter into and perform the Transaction;

(xiii)    the resignations of the officers and directors of the Acquired Entities who are listed on Schedule 3.4(a)(xiii); and

(xiv)    such other documents, instruments and agreements as Purchaser reasonably requests for the purpose of consummating the Transaction.

(b)    At the Closing, Purchaser will deliver to Seller:

(i)    an amount equal to the Estimated Purchase Price by wire transfer of immediately available funds to the accounts specified by Seller;

(ii)    a duly executed copy of such appropriately executed deeds (in recordable form), bills of sale, assignments, local asset transfer agreements and other instruments of transfer relating to the Acquired Assets as are delivered by Seller to Purchaser in accordance with Section 3.4(a)(i);

(iii)    an accurate and complete copy of the issued Policy;

(iv)    the Polymerization License Agreement, duly executed by Purchaser;

(v)    the Technology License Agreement, duly executed by Purchaser;

(vi)    the Shared Site Agreement, duly executed by Purchaser;

(vii)    the Amsterdam Sublease, duly executed by Purchaser;

(viii)    the Supply Agreement, duly executed by Purchaser;

(ix)    the Technical Services Agreement, duly executed by Purchaser;

(x)    the Transition Services Agreement, duly executed by Purchaser;

(xi)    a certificate duly executed by an authorized officer of Purchaser substantially in the form attached hereto as Exhibit G-2 dated as of the Closing, certifying on behalf of Purchaser that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been fulfilled;

(xii)    a certificate substantially in the form attached hereto as Exhibit H-2 of the secretary or assistant secretary of Purchaser dated as of the Closing Date and attaching (1) Purchaser’s governing documents; (2) a certificate of good standing or its equivalent of Purchaser from the jurisdiction of organization of Purchaser, issued not more than five Business Days prior to the Closing Date; and (3) resolutions of the governing body of Purchaser authorizing Purchaser and its Affiliates to enter into and perform the Transaction; and

(xiii)    such other documents, instruments and agreements as Seller reasonably requests for the purpose of consummating the Transaction.

Section 3.5    Final Allocation. (a) Seller and Purchaser agree to allocate the Purchase Price based on an estimate of the fair market value of the Acquired Entities and other Acquired Assets consistent with the arm’s length principles and in accordance with (a) relevant Law and (b) the methodologies set forth on Schedule 3.5 (the “Allocation”). No later than December 15, 2019, Seller shall deliver to Purchaser the initial Allocation. Seller shall consider in good faith any reasonable comments to the initial Allocation received from Purchaser in writing within 30 days after the delivery of the initial Allocation to Purchaser. Seller and Purchaser shall reasonably cooperate to promptly resolve any disputes with respect to the initial Allocation and any such agreed upon Allocation shall constitute the “Final Allocation.” If Seller and Purchaser cannot agree upon the Allocation, then the items in dispute shall be submitted to the valuation department or division of the Independent Accounting Firm, to be determined pursuant to Section 3.2(d) (the “Independent Valuation Expert”), and the Independent Valuation Expert’s decision on such disputed matters, together with any agreed upon matters, shall constitute the Final Allocation. Seller and Purchaser shall use their commercially reasonable efforts to cause the Independent Valuation Expert to make its determination as promptly as possible and in any event within 30 days after the Independent Valuation Expert has been retained, including by promptly complying with all reasonable requests for information, books, records, and similar items (except to the extent privileged). The cost and expense of the Independent Valuation Expert shall be borne 50% by Seller and 50% by Purchaser. Each of Seller and Purchaser and their respective Affiliates shall (a) timely file all forms and Tax Returns required to be filed in connection with the Final Allocation, (b) be bound by such Final Allocation for purposes of determining Taxes related to the transfer of the Acquired Entities and the Acquired Assets, (c) prepare and file, or cause to be prepared and filed, its Tax Returns on a basis consistent with such Final Allocation and (d) take no position, or cause no position to be taken, inconsistent with such Final Allocation on any applicable Tax Return, in any Proceeding before any Governmental Authority, in any report made for Tax purposes, in any Tax litigation, or otherwise with respect to any Tax, unless otherwise required pursuant to a determination within the meaning of Code Section 1313 (or any analogous provision of applicable Law). If the Final Allocation is disputed by any Governmental Authority, the Party receiving notice of such dispute will promptly notify the other Party concerning the existence and resolution of such dispute and Seller and Purchaser agree to use their commercially reasonable efforts to defend such Final Allocation in such dispute. In the event an adjustment to the Purchase Price is made pursuant to Section 3.2 or otherwise under this Agreement, the Final Allocation of the Purchase Price will be revised to reflect such adjustment based upon the item to which such adjustment is attributable.

Section 3.6    Withholding. Any payments from Purchaser with respect to the Purchase Price and other amounts payable in connection with this Agreement and the transactions contemplated hereby shall be made free and clear of, and without deduction or withholding for, any Taxes, unless such deduction or withholding is required by applicable Law; provided, however, that (a) at least five Business Days before any payment is made in connection with this Agreement, Purchaser shall notify Seller of any deduction or withholding requirement applicable to such payment and (b) Purchaser and Seller shall reasonably cooperate to reduce or eliminate such deduction or withholding. Any amounts so deducted and withheld will be remitted by Purchaser to the appropriate taxing authority and Purchaser will promptly submit to Seller a tax payment certificate or other documentation, to the extent issued by the applicable taxing authority, certifying the payment of such amount. To the extent any amounts are withheld or deducted in respect of Taxes from any payment required under this Agreement, and such amounts are remitted to the appropriate taxing authority, such amounts will be treated as having been paid to the applicable recipient under this Agreement. Notwithstanding the foregoing, any capital gains tax (and any withholding tax related thereto) incurred in connection with the Restructuring or the transactions contemplated hereby shall be borne by Seller.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Kraton Polymers and KPHBV, jointly and severally as Seller under this Agreement, hereby represent and warrant to Purchaser as follows on the date hereof and on the Closing Date, except as set forth on the disclosure schedule delivered by Seller to Purchaser concurrently with the execution and delivery of this Agreement and dated as of the date of this Agreement (the “Seller Disclosure Schedule”):

Section 4.1    Organization and Good Standing. Seller is an entity duly organized, validly existing, and in good standing (or its equivalent) under the laws of the jurisdiction of its incorporation or formation, and is qualified to do business, is in good standing (or its equivalent), and is qualified as a foreign corporation in each jurisdiction in which its ownership and operation of the Acquired Assets makes such qualification necessary. After the Restructuring, each Acquired Entity shall have been duly organized, validly existing, and in good standing (or its equivalent) under the laws of its jurisdiction of incorporation or formation, and shall be qualified as a foreign corporation in each jurisdiction in which its ownership and operation of the Acquired Assets makes such qualification reasonably necessary.

Section 4.2    Authority and Enforceability. Seller has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and each agreement to be delivered by such Seller hereunder. The execution, delivery and performance of this Agreement and the consummation of the Transaction have been duly authorized by all necessary action on the part of such Seller. Seller has duly and validly executed and delivered this Agreement and, on or prior to the Closing Date, will have duly and validly executed and delivered each agreement to be delivered by such Seller hereunder. This Agreement and each such other agreement delivered hereunder constitute (assuming execution by each other counterparty hereto and thereto) the valid and binding obligation of Seller, enforceable against such Seller in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 4.3    No Conflict. Except for requirements of the HSR Act and any Antitrust Law of jurisdictions outside the United States of America (if and to the extent any of the foregoing Laws may apply), neither the execution, delivery and performance of this Agreement or any other agreement contemplated hereunder by Seller, nor the consummation of the Transaction, will (a) conflict with or breach organizational documents of such Seller, or any resolution adopted by such Seller, (b) result in (with or without notice or lapse of time or both) a breach or default under or create in any Person the right to terminate, cancel, accelerate or modify, or require any notice, Consent or waiver under, any Acquired Contract, (c) violate any Law, Judgment or Governmental Authorization applicable to such Seller, or (d) require such Seller to obtain any Governmental Authorization or make any filing or registration with any Governmental Authority.

Section 4.4    Capitalization and Ownership; Subsidiaries. Kraton Polymers indirectly owns, and Kraton Polymers Nederland B.V. directly owns, all of the equity interests of the Company, as of the Closing free and clear of any Liens. The Acquired Shares are duly authorized, validly issued and are fully paid and non-assessable, and are not subject to any purchase option or warrant, right of first refusal, preemptive right, subscription right or any similar right. The Acquired Shares are the only authorized interests or other equity interests in the Company, and there are no outstanding agreements, options, warrants, convertible or exchangeable securities, subscriptions, preemptive rights, unit appreciation rights, calls or commitments relating to the issuance, sale, voting, transfer, conversion, exchange, purchase or redemption of equity interests of the Company. The only Subsidiaries of the Company are the entities set forth on Section 4.4 of the Seller Disclosure Schedule. After the Restructuring, the Company shall not own or otherwise hold, directly or indirectly, any stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person (except for the other Acquired Entities). There are no accrued but unpaid dividends or distributions payable by the Company on any of the Acquired Shares.

Section 4.5    Financial Statements.

(a)    Attached as Section 4.5 of the Seller Disclosure Schedule are the following carve-out financial statements (together, the “Financial Statements”):

(i)    audited carve-out balance sheets of the Cariflex Business at December 31, 2018 and December 31, 2017 (the most recent of which, the “Balance Sheet”) and the related audited carve-out statements of income and cash flows for each of the fiscal years then ended; and

(ii)    an unaudited carve-out balance sheet of the Cariflex Business at June 30, 2019 (the “Interim Balance Sheet”) and the related unaudited consolidated statements of income and cash flows for the year-to-date period then ended.

Section 4.5 of the Seller Disclosure Schedule also includes a statement of the calculation of the Target Working Capital calculated in accordance with the outline set forth in Schedule 3.2(a).

(b)    The Financial Statements have been derived from the Consolidated Financial Statements and books and records of Kraton Corporation which have been prepared in accordance with U.S. GAAP. The Financial Statements are a fair and accurate presentation of the results of operations and financial condition of the Cariflex Business as of and for the years ended December 31, 2017 and December 31, 2018, under U.S. GAAP. Interim unaudited Financial Statements as of the interim period ended June 30, 2019 comply with U.S. GAAP, except for the absence of allocations within the Financial Statements that are not part of the activity, assets or liabilities assumed by Purchaser, and the absence of statements of shareholders’ equity, footnotes and other disclosures required by U.S. GAAP and normal year-end adjustments. As used in this Agreement, “Consolidated Financial Statements” means the consolidated financial statements of Kraton Corporation (i) filed on Form 10-K with the Securities and Exchange Commission with respect to Kraton Corporation’s fiscal year ended December 31, 2018, and (ii) filed on Form 10-Q with the Securities and Exchange Commission with respect to Kraton Corporation’s fiscal quarter ended June 30, 2019.

(c)    The Cariflex Business does not have any Liabilities, except (i) as disclosed, reflected or reserved against in the Financial Statements, (ii) for items set forth in any Schedule hereto, (iii) for Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Law) or (iv) for the Retained Liabilities.

(d)    Seller has established and, since the Relevant Date, has maintained in all respects in the Cariflex Business, (i) a system of internal accounting controls sufficient to reasonably ensure that all transactions are executed in accordance with Seller’s management’s general or specific authorizations and are recorded to maintain asset accountability and to permit preparation of financial statements in conformity with GAAP applied using the same accounting practices, policies, principles and methodologies used in the preparation of the Financial Statements; and (ii) disclosure controls sufficient to reasonably ensure that material information of the Cariflex Business (including any deficiencies in the design or operation of the Cariflex Business’s internal controls and any fraud involving employees or service providers of the Cariflex Business) is made known to Seller’s management, board of directors and outside auditors in all material respects.

Section 4.6    Books and Records of the Acquired Entities; Accounts Receivable and Payable. The books of account and other records of the Acquired Entities, which have been made available to Purchaser, are accurate and complete in all material respects. All existing Accounts Receivable are valid receivables arising from bona fide transactions entered into by the Acquired Entities involving the sale of goods or the rendering of services in the ordinary course of business, and are current and collectible. The Accounts Payable and accruals of the Acquired Entities have arisen in bona fide arm’s length transactions in the ordinary course of business. The Acquired Entities have been paying their Accounts Payable as and when due in all material respects.

Section 4.7    Absence of Certain Changes and Events. From the date of the Interim Balance Sheet to the date of this Agreement, there has not been any Material Adverse Effect. From the date of the Interim Balance Sheet to the date of this Agreement, Seller has operated the Cariflex Business in the ordinary course of business in all material respects (other than with respect to the Transaction) and, except as set forth in Section 4.7 of the Seller Disclosure Schedule, has not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.2(b).

Section 4.8    Real Property.

(a)    Section 4.8(a)(i) of the Seller Disclosure Schedule sets forth an accurate and complete description of all real property owned in fee by Seller or its Affiliate that is an Acquired Asset (the “Owned Property”). Section 4.8(a)(ii) of the Seller Disclosure Schedule sets for an accurate and complete description of all leasehold interests in real property that is an Acquired Assets (the “Leased Property”, and together with the “Owned Property”, the “Real Property”).

(b)    After the Restructuring is complete, and assuming execution and delivery of the Amsterdam Sublease at Closing, the Acquired Entities shall have fee simple title to all Owned Property and good and valid leasehold interest to all Leased Property, in each case free and clear of all Liens (other than Permitted Liens). Neither Seller nor its Affiliate have leased or otherwise granted to any Person the right to use or occupy the Owned Property or any portion thereof. Other than the right of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Property or any portion thereof or interest therein.

(c)    To Seller’s knowledge, no lessor of a Leased Property is in breach or default under the lease and/or sublease for such Leased Property. No notice of default or termination by any lessor is outstanding or, to Seller’s knowledge, has been threatened.

(d)    Since the Relevant Date, Seller has not received (i) any written notice that it is in violation of any zoning, use, occupancy or building Law relating to the Real Property, (ii) any written notice of any pending, and, to Seller’s knowledge, threatened in writing or contemplated condemnation proceeding affecting any of the Real Property or of any sale or other disposition of any of the Real Property in lieu of condemnation, or (iii) any written notice from any insurance company of any defects or inadequacies that could adversely affect the insurability of any of the Real Property or requesting the performance of any work or alteration with respect to any of the Real Property in any material respect.

(e)    The Real Property constitutes all real property and interests in real property that are necessary and sufficient for the operation of the Cariflex Business after the Closing Date in substantially the same manner as conducted in the ordinary course during the one-year period prior to the date of this Agreement assuming execution and delivery of each Transaction Agreement by all parties thereto, replacement by Purchaser of corporate headquarters functions and consent by the landlord to the Amsterdam Sublease.

Section 4.9    Tangible Assets.

(a)    At and after Closing, the Acquired Entities shall have good and valid title to all the tangible assets reflected on the Interim Balance Sheet, except as set forth in Section 4.9 of the Seller Disclosure Schedule, free and clear of all Liens (other than Permitted Liens). At and after Closing, the Acquired Entities shall possess, hold and own or have a valid right to use, tangible assets necessary and sufficient for the operation of the Cariflex Business in substantially the same manner as conducted in the ordinary course during the one-year period prior to the date of this Agreement assuming execution and delivery of each Transaction Agreement by all parties thereto.

(b)    All material items of such tangible assets are in good operating condition and repair, ordinary wear and tear excepted, and are suitable for the purposes for which they are presently being used, in all material respects.

Section 4.10    Intellectual Property. Except as set forth on Section 4.10 of the Seller Disclosure Schedule:

(a)    Seller or its Affiliate solely owns and has the right to use, free and clear (as of the Closing Date) of any Liens all of the Acquired Intellectual Property. After the Restructuring, the Acquired Entities shall solely own and have the rights to use, free and clear (as of the Closing Date) of any Liens all of the Acquired Intellectual Property. All employees of Seller or its Affiliate who became employees of Seller or its Affiliate subsequent to February 28, 2001 are subject to provisions protecting the confidentiality of any confidential information of Seller or its Affiliate pertaining to the creation or development of any of the Acquired Intellectual Property. All inventors who were involved in the creation or development of any invention claimed in any patent application or patent contained in the Acquired Intellectual Property are subject to, by operation of law or otherwise, patent assignments to Seller or its Affiliate. Seller and its Affiliates have taken commercially reasonable precautions to protect their rights in and to the Acquired Intellectual Property. Specifically, Seller and its Affiliates have taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in the trade secrets and other Confidential Information material to the operation of the Cariflex Business included in the Acquired Intellectual Property. Seller has not received any written notice challenging or questioning the ownership, validity, enforceability or use of any of the Acquired Intellectual Property, and no claims are pending or, to Seller’s knowledge, threatened against Seller or the Acquired Entities with respect thereto.

(b)    Section 4.10(b) of the Seller Disclosure Schedule contains a complete and accurate list of all Acquired Intellectual Property registered with or applied for registration with any government authority, including patents and patent applications (“Registered IP”). All Registered IP is subsisting and in compliance with all formal legal requirements and all filings, payments, and other actions required to be made or taken to maintain such Registered IP in full force and effect have been made by the applicable deadline, in all material respects. The Registered IP (other than the pending applications) is valid and enforceable, in all material respects. No Proceeding (including any interference, opposition, reissuance, reexamination, or inter partes review proceeding) is pending or, to Seller’s knowledge, threatened, and there has been no Proceeding, in which the scope, validity, or enforceability of any Registered IP is being, has been, or could reasonably be expected to be contested or challenged.

(c)    The conduct and operation of the Cariflex Business, including the use of the Application Technology, the Latex Technology and the Polymerization Technology or any product manufactured using any such technology, does not infringe, misappropriate or otherwise violate the Intellectual Property of any other Person in any manner in any material respect. For the past three years from the date hereof, Seller has not received any written communication alleging that any of Seller or its Affiliates has infringed, misappropriated or otherwise violated the Intellectual Property rights of any other Person. There are no pending or, to Seller’s knowledge, threatened, infringement, misappropriation, or similar claims against Seller or any of its Affiliates or any other Person or entity who would be entitled to indemnification by Seller or any of its Affiliates for such claim of infringement or misappropriation, based on the conduct and operation of the Cariflex Business, including the use of the Application Technology, the Latex Technology and the Polymerization Technology in the Cariflex Business, or any Product manufactured using any such technology. To Seller’s knowledge, no other Person has infringed, misappropriated or violated any rights in the Acquired Intellectual Property.

(d)    Except as set forth in Section 4.10(d) of the Seller Disclosure Schedule, no right, title, or interest in and to the Acquired Intellectual Property, including any license or covenant not to sue has been granted by Seller or its Affiliate to any other Person. The Application Technology, the Latex Technology and the Polymerization Technology comprise all of the Intellectual Property (excluding generally commercially available, off the shelf software programs licensed pursuant to a shrink-wrap or “click to accept” agreement) that are used, held for use or intended to be used for the Cariflex Business as it is conducted on the Effective Time. There is no Intellectual Property licensed by any Third Party to Seller or the Acquired Entities (excluding generally commercially available, off the shelf software programs licensed pursuant to a shrink-wrap or “click to accept” agreements) that is used in, or necessary to conduct, the Cariflex Business. No government funding or government personnel was used in the development of any Acquired Intellectual Property.

(e)    The Acquired Intellectual Property (excluding generally commercially available, off the shelf software programs licensed pursuant to a shrink-wrap or “click to accept” agreements), together with the rights granted under the Polymerization License Agreement, is sufficient and is all of the Intellectual Property necessary to produce, sell and distribute the Products after the Closing in the same manner that Seller has produced, sold and distributed the Products in the ordinary course before the date of this Agreement. Neither the execution, delivery, or performance of this Agreement (or any of the Transaction Agreements) nor the consummation of the Transaction will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (1) a loss of, or encumbrance or restriction on, any Acquired Intellectual Property or any license to any Acquired Intellectual Property; (2) the release or delivery of any Acquired Intellectual Property to any other Person; or (3) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Acquired Intellectual Property.

(f)    Each of the Acquired Entities is in material compliance with all applicable Laws with respect to data security, required notifications of breaches or suspected breaches of such security, the privacy of its directors, officers, employees, independent contractors, consultants, users, visitors and customers, or the collection, use, storage, distribution, handling, processing, transfer or disclosure (whether electronically or in any other medium) of any personally identifiable or private information (collectively, the “Privacy Requirements”). No claims are currently pending or, to Seller’s knowledge, are threatened, against any of the Acquired Entities by any Person alleging a violation of any Privacy Requirements. The execution and delivery of this Agreement and the Transaction Agreements, the performance by Seller of its respective obligations hereunder and thereunder, and the consummation of the Transaction (i) will materially comply with all applicable Privacy Requirements, (ii) will not materially impair any rights of, or impose any obligations or restrictions on, any of the Acquired Entities with respect to any use, disclosure, commercialization or exploitation of, or otherwise relating to, any personally identifiable or private information or other data or (iii) will not materially give rise to any right on the part of any Person to impair any such rights or impose any such obligations or restrictions. To Seller’s knowledge, none of the Acquired Entities has experienced any breach of security or unauthorized access by any Third Party to personally identifiable information in its possession, custody or control that would require notice to any Person. For purposes hereof, information in any of the Acquired Entities’ possession, custody or control includes information stored for such of the Acquired Entities by any service provider or vendor.

(g)    All homopolyisoprene rubber Products of the Cariflex Business that are manufactured, planned to be manufactured or being developed are, are derived from, developed from, or based on isoprene rubber with molecular weight greater than 1,500 kg/mol as set forth in Schedule 4 to the Polymerization Technology License Agreement. The SIS latex polymer MD0258 has the properties described in Schedule 3 to the Polymerization Technology License Agreement.

(h)    With respect to the Polymerization Technology licensed to Purchaser under the Polymerization License Agreement: (A) Seller and its Affiliates are the sole and exclusive owner of or otherwise have the rights to grant the licenses and rights granted to Purchaser under the Polymerization License Agreement; (B) neither Seller nor its Affiliate has granted a Lien that would conflict as of the Effective Time with the license granted to Purchaser under the Polymerization License Agreement; (C) as of the Closing Date, Schedule 1.1(a) will contain a complete list of the Polymerization Technology patents and patent applications related to the Cariflex Business as they exist as of the Effective Time and the Polymerization Technology patents on Schedule 1.1(a) that have issued, are valid and enforceable; and (D) use of the Polymerization Technology as licensed to Purchaser under the Polymerization License Agreement in the manner practiced by Seller and its Affiliates to manufacture Products as of the Effective Time, does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any other Person in any material respect.

(i)    Schedule 2.2(n) contains a complete and accurate list of all patents and patent applications included in the Application Technology as of the Effective Time.

Section 4.11    Material Contracts.

(a)    Section 4.11 of the Seller Disclosure Schedule sets forth a list of all Contracts primarily related to the Cariflex Business to which any of the descriptions set forth below applies (collectively, the “Material Contracts”):

(i)    Contracts with the Material Customers and the Material Suppliers;

(ii)    Contracts relating to the employment of, or the performance of services by, any Business Employee, consultant or independent contractor that (A) are not terminable by an Acquired Entity without penalty on 90 days or less notice or (B) provide for severance, retention, change of control, transaction-related, incentive-compensation, bonus, or other similar payments to any manager, officer, employee, consultant or independent contractor of an Acquired Entity;

(iii)    Contracts with any labor union, works’ council or other employee representative relating to wages, hours and other conditions of employment;

(iv)    Contracts relating to the acquisition, transfer, use, development, sharing or license of any Intellectual Property primarily related to the Cariflex Business;

(v)    Contracts creating or involving any agency relationship, distribution arrangement or franchise relationship;

(vi)    Contracts containing covenants that purport to restrict the Cariflex Business activity or limit the freedom of Seller to engage in any line of business or to compete with any Person with respect to the Cariflex Business that would bind Purchaser after the Closing;

(vii)    Contracts placing a Lien (other than Permitted Liens or Liens that will be released on or before Closing) on any Acquired Asset, including a guaranty, pledge, performance or completion bond, indemnity or surety arrangement;

(viii)    Contracts for the cleanup, abatement or other actions in connection with the remediation of any existing environmental condition or relating to the performance of any environmental audit or study;

(ix)    Contracts for capital expenditures requiring the annual payment by Seller of an amount in excess of US$1,000,000; and

(x)    any other Contracts material to the Cariflex Business or the Acquired Entities.

(b)    As of the date hereof, except for general principles of equity that may limit the specific performance of particular provisions, each Material Contract is a legal, valid and binding obligation of Seller or the Affiliate of Seller that is party thereto, and is enforceable by such Seller or such Affiliate against the other party or parties to such Material Contract, as applicable, in accordance with its terms.

(c)    Neither Seller nor its Affiliate has received any written notice of any default, violation or breach that with notice or lapse of time or both would constitute a default, violation or breach by such Seller or such Affiliate under any Material Contract, and, to Seller’s knowledge, no other Person has violated or breached, or committed any default under, any Material Contract.

(d)    The consummation of the Transaction shall not (either alone or upon the occurrence of additional acts or events) result in any payment or payments becoming due from Seller, Purchaser or their respective Affiliates to any Person under, or give any Person the right to accelerate the maturity or performance or to cancel, terminate or modify, the provisions of any Material Contract.

Section 4.12    Tax Matters.

(a)    All Tax Returns required to be filed by an Acquired Entity or with respect to the Cariflex Business, the other Acquired Assets or the Restructuring have been timely filed and all such Tax Returns are true, correct and complete and all Taxes due and owing by an Acquired Entity or with respect to the Cariflex Business, the Acquired Assets or the Restructuring have been paid. All Tax deficiencies that have been claimed, proposed, or asserted by any Governmental Authority against any Acquired Entity have been fully paid or finally settled.

(b)    All Taxes that each Acquired Entity is required by Law to withhold or collect have been properly withheld or collected, and, to the extent required by applicable Law, have been paid over to the proper Governmental Authority.

(c)    No audits or other Proceedings are pending or being conducted, nor has Seller or any Acquired Entity received any written notice from any Governmental Authority that any such audit or other Proceeding is pending or threatened, in any case with respect to any Taxes of an Acquired Entity or with respect to the Cariflex Business or any other Acquired Asset.

(d)    None of Seller or any Acquired Entity has waived any statute of limitations with respect to any Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency in any case with respect to any Taxes of an Acquired Entity or with respect to the Cariflex Business or any other Acquired Asset, which waiver or extension of time is currently outstanding.

(e)    No Acquired Entity is a party to or bound by any Tax sharing, Tax indemnity or Tax allocation agreement.

(f)    There are no Liens on any of the Acquired Assets or on the assets or properties of the Acquired Entities that arose in connection with any failure (or alleged failure) to pay any Tax.

(g)    The aggregate unpaid Taxes of the Acquired Entities did not, as of the date of the Interim Balance Sheet, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such Interim Balance Sheet.

(h)    No claim has ever been made by a Governmental Authority in a jurisdiction where any Acquired Entity does not file Tax Returns that an Acquired Entity is subject to taxation by such jurisdiction.

(i)    No Acquired Entity (i) has ever been a member of an Affiliated Group filing a consolidated income Tax Return or any analogous group for U.S. federal, state, local or non-U.S. Tax purposes, (ii) has any Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any analogous provision of applicable Law), as a transferee or successor, by any contract, or otherwise or (iii) has ever been a party to any joint venture, partnership or other arrangement that is treated as a partnership for Tax purposes.

(j)    No Acquired Entity has requested or received a ruling from any Governmental Authority or signed any binding agreement with any Governmental Authority that might impact the amount of Tax due from Purchaser or its Affiliates (including following the Closing, for the avoidance of doubt, the Acquired Entities) after the Closing Date.

(k)    Each Acquired Entity has been resident in its jurisdiction of incorporation for Tax purposes and has not, at any time, been treated as a resident of or as having a permanent establishment or other fixed place of business in any other jurisdiction.

(l)    None of the Acquired Assets is a “United States real property interest” under Section 897(c) of the Code.

The representations in this Section 4.12 shall constitute the sole and exclusive representations and warranties regarding any Tax matters relating to Seller, the Acquired Assets and the Acquired Entities, including any representations or warranties regarding compliance with Tax laws, liability for Taxes, the filing of Tax Returns, and the accrual and reserves for Taxes on any financial statements or books and records of Seller or an Acquired Entity. Nothing in this Agreement (including this Section 4.12) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax Attribute of Seller or its Affiliates (including the Acquired Entities).

Section 4.13    Employee Benefit Matters.

(a)    Section 4.13(a) of the Seller Disclosure Schedule sets forth an accurate and complete list of each “employee benefit plan” (as defined in Section 3(3) of ERISA, regardless of whether subject to ERISA), and each bonus, deferred compensation, incentive compensation, equity compensation, severance or termination pay, fringe benefit, vacation, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, savings, pension, retirement, or supplemental retirement plan, program, agreement or arrangement, that is sponsored, maintained or contributed to or required to be contributed to at any time by Seller, its Affiliate or an Acquired Entity for the benefit of any current Business Employee or former employee employed in the Cariflex Business, regardless of whether it is mandated under local law, voluntary, private, funded, unfunded, financed by the purchase of insurance, contributory or noncontributory (collectively, the “Company Employee Benefit Plans”); provided that any governmental plan or program requiring the mandatory payment of social insurance taxes or similar contributions to a governmental fund with respect to the wages of an employee will not be considered a Company Employee Benefit Plan. With respect to each Company Employee Benefit Plan, Seller has, to its knowledge, provided to Purchaser a copy of all plan documents or a written description of the key terms of such Company Employee Benefit Plan.

(b)    Each Company Employee Benefit Plan is and at all times has been maintained, funded, operated and administered, and each Acquired Entity has performed all of its obligations under each Company Employee Benefit Plan applicable to it, in each case in material compliance with the terms of such Company Employee Benefit Plan and in material compliance with all applicable Laws.

(c)    None of the Acquired Entities has any Liability arising under Section 302 or Title IV of ERISA or Code Section 412. No Company Employee Benefit Plan is (i) a “multiemployer plan” as defined under ERISA Section 3(37); (ii) a “multiple employer plan” as defined under Code Section 413(c); (iii) a “multiple employer welfare arrangement” as defined under ERISA Section 3(40); or (iv) an organization intended to be exempt from Tax under Code Section 501(c)(9).

(d)    Other than routine claims for benefits submitted by participants or beneficiaries, there are no pending Proceedings that have been instituted relating to any Assumed Benefit Plan, and, to Seller’s knowledge, no such Proceeding has been threatened in writing. No Assumed Benefit Plan is the subject of a pending or, to Seller’s knowledge, threatened, audit, examination or investigation by any Governmental Authority.

(e)    All benefits, contributions, and premiums required by and due under the terms of each Assumed Benefit Plan or applicable Law, or payable to any Assumed Benefit Plan insurer or service provider, have in each case been timely paid in accordance with the terms of such Assumed Benefit Plan, any applicable insurance or service provider Contract and the terms of all applicable Laws and all such amounts that are accrued but not yet due are set forth on the Financial Statements in accordance with GAAP. With respect to any Company Employee Benefit Plan, none of the Acquired Entities or, to Seller’s knowledge, any other Person, has committed an act or omission that has resulted in or could reasonably be expected to subject any of the Acquired Entities to a material civil penalty under ERISA or a material Tax or assessable payment under Chapter 43 of the Code.

(f)    No Company Employee Benefit Plan provides welfare benefits to former employees, except as required by applicable Law and except for limited continued coverage required to be provided under Section 4980B of the Code or as required under applicable Law (whether or not the cost of such coverage is paid by the qualified beneficiary).

(g)    Neither the execution and delivery of this Agreement nor the consummation of the Transaction will (i) except in connection with the Restructuring or in the ordinary course of business, increase any payments or benefits payable under any Assumed Benefit Plan, (ii) result in the acceleration of the time of payment, funding or vesting of any payments or benefits under any Assumed Benefit Plan, or (iii) result in any “parachute payment” as defined under Code Section 280G that could result in a loss of a Tax deduction for any of the Acquired Entities.

Section 4.14    Employment Matters.

(a)    Section 4.14(a) of the Seller Disclosure Schedule sets forth an accurate and complete list, subject to applicable Law, of all Business Employees along with his or her position, hire date, and compensation and benefits. Each Acquired Entity has complied in all material respects with all applicable Laws relating to labor and employment matters. To Seller’s knowledge, no Business Employee is subject to a Contract that prohibits or restricts such individual’s employment with the Acquired Entities. No Business Employee designated as a key employee of the Cariflex Business as set forth on Section 4.14(a) of the Seller Disclosure Schedule (the “Key Employees”) has indicated in writing that he or she intends to terminate his or her employment with an Acquired Entity.

(b)    With respect to each such collective bargaining agreement, there is no material breach or default by any of the Acquired Entities. Except as set forth in Section 4.14(b) of the Seller Disclosure Schedule, none of the Acquired Entities is required to notify or consult with any union, works’ council or other labor organization in connection with the Transaction.

(c)    There is not, and since the Relevant Date through the date hereof there has not been, any strike, work stoppage, lockout, slowdown, coordinated refusal to work overtime, picketing or other labor dispute pending, or, to Seller’s knowledge, threatened, against any of the Acquired Entities. None of the Acquired Entities is engaged in any unfair labor practice, and there are not any unfair labor practice charges or complaints against any of the Acquired Entities pending, or, to Seller’s knowledge, threatened.

(d)    With respect to the Business Employees, Seller and the Acquired Entities are and since the Relevant Date have been in material compliance with all applicable Laws pertaining to employment matters, employment practices and terms and conditions of employment, including without limitation wages, benefits, hours, overtime, discrimination, equal opportunity, harassment, immigration, disability, affirmative action, leaves of absence, rest periods, meal breaks, workers’ compensation, unemployment insurance, occupational health and safety and the collection and payment of withholding and/or social contribution Taxes and similar Taxes, plant closings, mass layoffs and relocations. Seller and the Acquired Entities have paid to each current or former Business Employee or adequately accrued on the Financial Statements all wages, salaries, commissions, bonuses, fees, benefits and other compensation due to or on behalf of such Business Employee. There are no liabilities, whether contingent or absolute, of the Acquired Entities relating to workers’ compensation benefits that are not fully insured against by a bona fide Third Party insurance carrier.

(e)    Section 4.13 and this Section 4.14 constitute the sole and exclusive representations and warranties of Seller with respect to matters relating to employees of the Cariflex Business and employee benefit matters.

Section 4.15    Environmental, Health and Safety Matters. Except as set forth in Section 4.15 of the Seller Disclosure Schedule:

(a)    Seller, to the extent related to the Acquired Assets, and the Acquired Entities are, and over the last three years have been, in compliance with Environmental Laws and with Governmental Authorizations required under Environmental Laws to conduct the Cariflex Business as currently conducted in all material respects.

(b)    Seller has not, to the extent related to the Acquired Assets, nor the Acquired Entities, has received any notice, report or other information regarding any actual or alleged violation of any Environmental Laws, including any investigatory, remedial or corrective obligations relating to the Acquired Entities or any Real Property or other property or facility currently or, to Seller’s knowledge, previously owned, leased, operated or controlled by the Acquired Entities.

(c)    Seller and the Acquired Entities hold and are in material compliance with all Governmental Authorizations required under Environmental Law to conduct the Cariflex Business as currently conducted, which are listed in Section 4.15 of the Seller Disclosure Schedule.

(d)    There have been no Releases of Hazardous Materials that would reasonably be expected to result in Liability to any of the Acquired Entities under Environmental Law on (i) any Owned Property, or (ii) to Seller’s knowledge, any Leased Property or real property formerly owned, leased, or operated by the Cariflex Business.

(e)    There are no pending Proceedings alleging a violation of, noncompliance with, or Liability under Environmental Laws, including in respect of any Release of any Hazardous Materials, in relation to the Acquired Assets or against any of the Acquired Entities, and, to Seller’s knowledge, no such Proceeding is threatened.

(f)    None of the Acquired Entities has agreed by Contract to indemnify any Third Party with respect to Environmental Laws (except such indemnities agreed to in the ordinary course of business).

(g)    To Seller’s knowledge, no current facts, circumstances, or conditions exist with respect to the Acquired Entities, the Acquired Assets, the Cariflex Business, the Real Property or any formerly owned, leased, or operated real property of the Cariflex Business that would be reasonably expected to result, individually or in the aggregate, in any of the Acquired Entities’ incurring Losses or unbudgeted capital expenditures to achieve or maintain compliance with Environmental Laws.

(h)    Seller has made available to Purchaser all environmental site assessments and any other environmental reports (including any Phase I reports) prepared since the Relevant Date up to the date hereof to the extent commissioned by Seller or its Affiliate with respect to the Acquired Entities or the Real Property, in each case, that are in Seller’s possession or control.

(i)    This Section 4.15 constitutes the sole and exclusive representations and warranties of Seller with respect to environmental matters.

Section 4.16    Compliance with Laws; Governmental Authorizations. Except as set forth in Section 4.16 of the Seller Disclosure Schedule:

(a)    Seller, to the extent related to the Acquired Assets, and the Acquired Entities are, and have since the Relevant Date have been, in material compliance with all Laws applicable to it or to the conduct of the Cariflex Business or the ownership or use of any of the Acquired Assets.

(b)    Neither Seller nor its Affiliate has received any written notice or other communication from any Governmental Authority regarding any actual or possible violation in any material respect of, or failure to comply in any respect with, any applicable Law with respect to the Cariflex Business;

(c)    Seller, its Affiliates and the Acquired Entities have at all times been, and are currently, in material compliance with all applicable Anti-Corruption and Anti-Bribery Laws with respect to the Cariflex Business;

(d)    Seller has established and maintained compliance programs and commercially reasonable internal controls and procedures appropriate to the requirements of applicable Anti-Corruption and Anti-Bribery Laws with respect to the Cariflex Business;

(e)    Seller and its Affiliates own, hold or possess, and at and after Closing the Acquired Entities shall own, hold or possess, all Governmental Authorizations that are necessary to carry on and conduct the Cariflex Business substantially in the same manner as conducted immediately prior to the date of this Agreement. The Governmental Authorizations related to the Cariflex Business are valid and in full force and effect, and Seller and its Affiliates are in material compliance with the terms and requirements of such respective Governmental Authorizations. Seller or its Affiliate has not received any written notice or other communication from any Governmental Authority regarding (i) any actual or possible violation of or failure to comply with any term or requirement of any such Governmental Authorization; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any such Governmental Authorization; and

(f)    None of the Cariflex Business, the Acquired Assets nor the Acquired Entities is deemed or is involved in a “pilot program U.S. business” within the meaning of 31 C.F.R. § 801.213.

Section 4.17    Legal Proceedings. There are no Proceedings pending or, to Seller’s knowledge, threatened, against Seller or the Acquired Entities (a) involving any of the Acquired Assets or the Acquired Entities or their properties, assets or employees, or (b) that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transaction.

Section 4.18    Insurance.     Seller maintains, and until the Closing Date will continue to maintain, in full force and effect, the policies described in Section 4.18 of the Seller Disclosure Schedules or policies with substantially equivalent coverage, with respect to the Acquired Assets and the Acquired Entities (the “Insurance Policies”). Each Insurance Policy is in full force and effect, and has not been subject to any lapse in coverage. The owners of the Insurance Policies are current in all premiums or other payments due under the Insurance Policies and have otherwise complied with all of their obligations under each Insurance Policy.

Section 4.19    Related Party Transactions. Except as set forth on Section 4.19 of the Seller Disclosure Schedule, there are no agreements, arrangements or understandings relating to the Cariflex Business, written or unwritten, of any kind between Seller and (a) any of its Affiliates or (b) directors, officers or employees of Seller or any of its Affiliates, that will be binding upon Purchaser or the Acquired Assets or the Acquired Entities from and after the Effective Time, except as otherwise contemplated by this Agreement.

Section 4.20    IR Inventory; Raw Materials; WIP Inventory; Finished Inventory; Spare Parts. The IR Inventory, Raw Materials, WIP Inventory, Finished Inventory and Spare Parts on hand as of the Closing Date were manufactured or obtained, as the case may be, in the ordinary course of business consistent with past practice and are (assuming execution and delivery of each Transaction Agreement) sufficient for the operation of the Cariflex Business in the ordinary course consistent with past practice in all material respects. Except as set forth on Section 4.20 of the Seller Disclosure Schedule, Seller and the Acquired Entities, as applicable, have good and marketable title to the IR Inventory, Raw Materials, WIP Inventory, Finished Inventory and Spare Parts as of the Closing free and clear of any Liens (other than the Permitted Liens). The Finished Inventory will be saleable in the ordinary course of business. Each product included among the IR Inventory, Raw Materials, WIP Inventory and Finished Inventory will meet Seller’s standard specifications for the same in all material respects. Except as provided in the immediately prior sentence and subject to Section 2.5, the IR Inventory, Raw Materials, WIP Inventory, and Finished

Inventory are sold as-is, where-is and Seller makes no other express or implied warranty, statutory or otherwise, concerning the fitness for a particular purpose, merchantability or quality with respect thereto.

Section 4.21    Customers and Suppliers. Section 4.21 of the Seller Disclosure Schedule sets forth a correct and complete list (by name) of the ten largest purchasers (“Material Customers”) of the Products in terms of sales for the 12-month period ended December 31, 2018 and December 31, 2017, and the material Third Party suppliers (“Material Suppliers”) of raw material additives used to manufacture the Products in terms of cost of products used to manufacture the Products for the 12-month period ended December 31, 2018 and December 31, 2017. Except as set forth on Section 4.21 of the Seller Disclosure Schedule, since the Relevant Date, neither Seller nor its Affiliate has received any written customer complaint or, to Seller’s knowledge, any non-written customer complaint, concerning the products or services of the Cariflex Business, other than complaints and returns made in the ordinary course of business. No Material Customer or Material Supplier has, during the one-year period ending on the date of this Agreement, given any written threat to cancel or otherwise terminate, or, to Seller’s knowledge, threatened to cancel or otherwise terminate, any of such Material Customer’s or Material Supplier’s Contracts with Seller or its Affiliate. Seller or its Affiliate has not received any written notice, or, to Seller’s knowledge, threat, to the effect, that any such Material Customer or Material Supplier will terminate or alter its business relations with Seller or its Affiliate, either as a result of the Transaction or otherwise.

Section 4.22    Sufficiency of the Acquired Assets. The Acquired Assets and (a) assuming the execution, delivery and performance of this Agreement and each other Transaction Agreement (other than the Technical Services Agreement), and (b) assuming replacement by Purchaser of the sales, marketing and distribution agreements and customer and supplier relationships of Seller and its Affiliates with respect to the Products, are sufficient to permit Purchaser to conduct the Cariflex Business following the Closing in substantially the same manner as conducted in the ordinary course during the one-year period prior to the date of this Agreement.

Section 4.23    Import and Export Control Laws. With respect to the Cariflex Business, Seller and its Affiliates have, since the Relevant Date, conducted their import and export transactions in accordance with all applicable U.S. import, export and re-export controls (including those administered by the U.S. Department of Homeland Security’s U.S. Customs and Border Protection, U.S. Department of Commerce’s Bureau of Industry and Security, and the U.S. Department of the Treasury’s Office of Foreign Assets Control), and all other applicable import / export controls administered by any applicable Governmental Authority (“International Trade Laws”). Without limiting the foregoing and solely as it relates to the Cariflex Business:

(a)    no Export Approvals are required with respect to the Transaction;

(b)    since the Relevant Date, no Person involved in the Cariflex Business has conducted business with any Person ordinarily resident in, or organized under the laws of, Cuba, Iran, North Korea or Syria;

(c)    there are no pending or, to Seller’s knowledge, threatened, claims against Seller or its Affiliates with respect to Export Approvals;

(d)    since the Relevant Date, none of Seller or its Affiliates has received written notice from a Governmental Authority claiming or alleging that any of Seller or its Affiliates was not in compliance with any applicable International Trade Law; and

(e)    neither Seller nor its Affiliate has made any voluntary disclosures to, or has been subject to any fines, penalties or sanctions from, any Governmental Authority regarding International Trade Laws.

Section 4.24    Non-Reliance. The representations and warranties set forth in this Article 4 and the officer’s certificate delivered to Purchaser pursuant to Section 3.4(a)(xi) are the only representations and warranties made by Seller with respect to the Cariflex Business, the Acquired Assets, Seller, the Acquired Entities or any other matter relating to the Transaction. Except as specifically set forth in this Article 4 and the officer’s certificate delivered to Purchaser pursuant to Section 3.4(a)(xi), Seller is selling the Cariflex Business, the Acquired Entities and the Acquired Assets to Purchaser “as is” and “where is” and with all faults, and makes no warranty, express or implied, as to any matter whatsoever relating to Seller, the Acquired Assets, the Acquired Entities, the Acquired Shares or the Cariflex Business or any other matter relating to the Transaction, including as to (a) merchantability or fitness for any particular use or purpose, (b) the operation of the Cariflex Business or of any Acquired Asset or any Acquired Entity after the Closing in any manner, or (c) the probable success or profitability of the Cariflex Business, the Acquired Assets or the Acquired Entities after the Closing Date. Other than the indemnification obligations of Seller set forth in Article 9 and Article 10 and any fraud or intentional misconduct, neither Seller, the Acquired Entities nor any of the Representatives or Affiliates of any of them, will have, or will be subject to, any Liability or indemnification obligation to Purchaser or any other Person resulting from the distribution to Purchaser or its Affiliates or Representatives of, or Purchaser’s use of, any information relating to the Cariflex Business or any Acquired Asset or Acquired Entity, including any descriptive memoranda (including the teaser and confidential information presentation describing the Cariflex Business), summary business descriptions or any information, documents or material made available to Purchaser or its Affiliates or Representatives, whether orally or in writing, in certain “virtual data rooms”, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or in any other form in expectation of the Transaction.

Section 4.25    Brokers or Finders. Neither Seller or any of its Affiliates, nor any Person acting on behalf of Seller or any of its Affiliates, has incurred any Liability to pay any fees or commissions to any broker, finder or agent or any other similar payment in connection with the Transaction, which will not be paid in full by Seller or its Affiliate (other than the Acquired Entities).

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows on the date of this Agreement and on the Closing Date:

Section 5.1    Organization and Good Standing. Each of Purchaser and Purchaser Party is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation. Each of Purchaser and Purchaser Party has the requisite corporate power and authority to carry on its business as it is now being conducted. Each of Purchaser and Purchaser Party is duly qualified as a foreign corporation and in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary.

Section 5.2    Authority and Enforceability. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each agreement to be delivered by Purchaser hereunder, and to perform its obligations under this Agreement and each agreement to be delivered by Purchaser hereunder. The execution, delivery and performance of this Agreement and the consummation of the Transaction have been duly authorized by all necessary action on the part of Purchaser. Purchaser has duly and validly executed and delivered this Agreement and, on or prior to the Closing Date, will have duly and validly executed and delivered each agreement to be delivered by Purchaser hereunder. Purchaser Party has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of Purchaser Party. Purchaser Party has duly and validly executed and delivered this Agreement. This Agreement and each such other agreement delivered hereunder constitute (assuming execution by each other counterparty hereto and thereto) the valid and binding obligation of Purchaser and Purchaser Party enforceable against Purchaser and Purchaser Party in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 5.3    No Conflict. Except for requirements of the HSR Act and any Antitrust Law of jurisdictions outside the United States of America (if and to the extent any of the foregoing Antitrust Laws may apply), neither the execution, delivery and performance of this Agreement by Purchaser or Purchaser Party, nor the consummation of the Transaction, will (a) conflict with or breach organizational documents of Purchaser or Purchaser Party, or any resolution adopted by Purchaser or Purchaser Party, (b) result in (with or without notice or lapse of time or both) a breach or default under or create in any Person the right to terminate, cancel, accelerate or modify, or require any notice, Consent or waiver under, any material Contract to which Purchaser or Purchaser Party is a party or by which Purchaser or Purchaser Party or any of their material properties or assets is otherwise bound or affected, (c) violate in any material respect any Law, Judgment or Governmental Authorization applicable to Purchaser or Purchaser Party or any of their material properties or assets, or (d) require Purchaser or Purchaser Party to obtain any Consent or Governmental Authorization or make any filing or registration with any Governmental Authority or other Person.

Section 5.4    Legal Proceedings. There is no Proceeding pending or, to Purchaser’s knowledge, threatened in writing, against Purchaser or Purchaser Party that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement.

Section 5.5    Investment Intent. Purchaser is acquiring the Acquired Shares for Purchaser’s own account and investment purposes and is not acquiring the Acquired Shares with a view to, or for sale in connection with, any distribution thereof within the meaning of any federal or state securities Laws. Purchaser is an “accredited investor” within the meaning of Rule 501(a) of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act of 1933, and has sufficient business and financial knowledge and experience to protect its own interests and to evaluate the merits and risks in connection with the purchase of the interests contemplated hereunder.

Section 5.6    Independent Investigation. Each of Purchaser and Purchaser Party has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Cariflex Business, the Acquired Assets and the Acquired Entities as it has deemed appropriate, which investigation, review and analysis was done by Purchaser and its Affiliates and Representatives. Purchaser acknowledges that it and its Affiliates and Representatives have been provided adequate access to the personnel, properties, premises and records of the Cariflex Business, Seller and the Acquired Entities for such purpose. In entering into this Agreement, each of Purchaser and Purchaser Party acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of Seller or its Representatives (except the representations and warranties set forth in Article 4 and in the officer’s certificate delivered to Purchaser pursuant to Section 3.4(a)(xii)). Purchaser and Purchaser Party hereby acknowledge and agree that (a) other than the representations and warranties set forth in Article 4 and in the officer’s certificate delivered to Purchaser pursuant to Section 3.4(a)(xii), none of Seller, an Acquired Entity nor any of their respective Affiliates, nor any of their respective Representatives or equity owners make or have made any representation or warranty, express or implied, at law or in equity, as to any matter whatsoever relating to Seller, the Cariflex Business, the Acquired Assets or the Acquired Entities or any other matter relating to the Transaction, including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Cariflex Business, the Acquired Assets, and of any Acquired Entity after the Closing in any manner, or (iii) the probable success or profitability of the Cariflex Business after the Closing, and (b) other than the indemnification obligations of Seller set forth in Article 9 and Article 10 and any fraud or intentional misconduct, neither Seller nor any of its Affiliates, Representatives or equity owners will have or will be subject to any Liability or indemnification obligation to Purchaser or any other Person resulting from the distribution to Purchaser or its Affiliates or Representatives of, or Purchaser’s use of, any information relating to Seller, the Acquired Assets, the Acquired Entities, the Acquired Shares or the Cariflex Business or any other matter relating to the Transaction, including any descriptive memoranda (including the teaser and confidential information presentation describing the Cariflex Business), summary business descriptions or any information, documents or material made available to Purchaser or its Affiliates or Representatives, whether orally or in writing, in certain “data rooms”, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or in any other form in expectation of the Transaction.

Section 5.7    Brokers or Finders. Neither Purchaser nor any Person acting on its behalf has incurred any Liability to pay any fees or commissions to any broker, finder or agent or any other similar payment in connection with any of the transactions contemplated by this Agreement that will not be paid in full by Purchaser.

Section 5.8    Adequacy of Funds. Purchaser has, and will at the Closing have, sufficient immediately available funds in the amount required to pay the Purchase Price.

Section 5.9    Representation and Warranty Insurance. Purchaser has delivered, or has caused to be delivered, to Seller an executed, accurate and complete copy of the executed Binder Agreement, which includes as an exhibit an accurate and complete copy of the Policy on terms reasonably acceptable to Seller. Purchaser has delivered, or has caused to be delivered, to the applicable insurance broker, for release as of the Closing to the Insurer(s) and/or managing general underwriter(s) under the Policy, instructions to bind the Policy in accordance with the terms and conditions set forth in the Binder Agreement.

ARTICLE 6

COVENANTS

Section 6.1    Access and Investigation.

(a)    Until the Closing and upon reasonable advance notice from Purchaser, Seller will, and will cause the Acquired Entities to, allow Purchaser and its Representatives reasonable access during normal business hours to all of the properties, assets, personnel, books, Contracts, Governmental Authorizations, reports and records relating to the Acquired Assets and the Acquired Shares and the Acquired Entities as Purchaser may reasonably request and during normal business hours, provided that such access does not unreasonably interfere with the operation of the Cariflex Business.

(b)    Neither Purchaser nor its Representatives shall operate any equipment or conduct any testing or sampling of soil, groundwater or other materials (including any testing or sampling for Hazardous Materials) on or with respect to any assets or facilities of the Cariflex Business prior to the Closing without Seller’s prior written consent. Purchaser shall abide by Seller’s safety rules, regulations, and policies (including the execution and delivery of any documentation or paperwork, e.g., liability releases) while conducting any site visits before the Closing. From the date hereof and until the Closing, Seller or its Affiliates shall not abandon, waive, cancel, or allow to lapse any Acquired Intellectual Property, including any patent or patent application included in the Acquired Intellectual Property or take any action that would reasonably be expected to result in any loss, lapse, abandonment, invalidity or unenforceability of any Acquired Intellectual Property.

Section 6.2    Operation of the Cariflex Business.

(a)    Affirmative Covenants. Until the Closing, except as expressly consented to by Purchaser in writing, which consent will not be unreasonably withheld, conditioned or delayed, Seller will, and will cause the Acquired Entities to:

(i)    conduct the Cariflex Business in the ordinary course of business consistent with past practice and use its commercially reasonable efforts to preserve and protect employment relationships, and relationships with customers, strategic partners, suppliers, distributors, landlords and others having dealings with it;

(ii)    pay its Accounts Payable and other obligations when they become due and payable in the ordinary course of business consistent with past practice;

(iii)    perform in all material respects its obligations under all Acquired Contracts to which it is a party, and comply in all material respects with all Laws, Judgments and Governmental Authorizations applicable to it or its business, properties or assets;

(iv)    maintain its books and records consistent with its past practice;

(v)    make all payments related to the Growth Capital Expansion Projects when due; and

(vi)    operate and maintain the Acquired Assets in good repair and order (normal wear and tear excepted) consistent with past practice.

(b)    Negative Covenants. Until the Closing, except as expressly permitted by this Agreement, required by applicable Law or as otherwise expressly consented to by Purchaser in writing, such consent not to be unreasonably withheld, conditioned or delayed, the Acquired Entities will not take, and Seller shall cause the Acquired Entities to not take, any of the following actions:

(i)    amend its governing documents in a manner that could be expected to delay or otherwise interfere with the consummation of the Transaction (subject to any modifications necessary in connection with the Restructuring);

(ii)    with respect to the Company or any other Acquired Entity, issue, grant, sell, transfer, deliver, pledge, promise, dispose of or encumber, or alter or modify the rights or obligations of its equity interests or any options, warrants, convertible or exchangeable securities or other rights of any kind to acquire its capital stock, membership interests or partnership interests or any other ownership interests or equity-based rights (other than in connection with the Restructuring);

(iii)    sell, transfer, deliver, lease, license, sublicense, mortgage, pledge, encumber, impair or otherwise dispose of (in whole or in part), or create, incur, suffer to exist, assume or cause to be subjected to any Lien (other than Permitted Liens) on, any of the Acquired Assets, rights or properties of the Acquired Entities (including any Intellectual Property or Accounts Receivable), except for sales of inventory of the Acquired Entities in the ordinary course of business consistent with past practice;

(iv)    incur any Indebtedness other than in the ordinary course of the Cariflex Business, except to the extent reflected in the Closing Statement;

(v)    early terminate or materially amend any Acquired Contract other than pursuant to the terms thereof, or enter into any Contract that would be deemed an Acquired Contract had it been entered into prior to the date hereof, except as set forth on Schedule 6.2(b) or in connection with the Restructuring;

(vi)    with respect to an Acquired Entity, acquire, by merger or consolidation with, or by purchase of all or a substantial portion of the assets or stock of, or by any other manner, any business or entity, or enter into any joint venture, partnership or other similar arrangement for the conduct of its business (other than in connection with the Restructuring);

(vii)    materially change terms of any Assumed Benefit Plan, the remuneration, bonus or other terms of employment of any of the Business Employees other than (1) in the ordinary course of business, (2) as required by Law or (3) for retention, incentive and similar one-time payments solely made as they relate to the consummation of the Transaction and plans put in place in connection with the Restructuring;

(viii)    enter into, or amend, any collective bargaining agreement, unless required by the terms of the collective bargaining agreement or applicable Law;

(ix)    terminate the employment of any Business Employee (unless such termination is for cause) or hire a new employee who would be deemed a Business Employee other than to replace a Business Employee in the ordinary course of business, except for a replacement of Key Employees;

(x)    make any change in any method of accounting or accounting practice or policy other than as required by Law or GAAP;

(xi)    with respect to any Acquired Entity: (1) make or materially and adversely change any Tax election or change any method of Tax accounting, (2) settle or compromise any Tax Liability or claim, (3) file any amended Tax Return, (4) enter into any closing agreement relating to any Tax, (5) agree to an extension of a statute of limitations with respect to the assessment of any Tax, (6) surrender any right to claim a Tax Refund, or (7) file any Tax Return in a jurisdiction where such Acquired Entity did not file a Tax Return of the same type in the immediately preceding Tax period, in each case except for the Transaction;

(xii)    amend or terminate existing Governmental Authorizations other than (1) in the ordinary course of business for Governmental Authorizations that are not material, (2) as required by Law, (3) reasonably necessary in connection with the Restructuring or (4) reasonably necessary in connection with the Transaction; or

(xiii)    authorize any of the foregoing, enter into an agreement to do any of the foregoing, or agree or enter into any Contract to do any of the foregoing.

Section 6.3    Consents and Filings; Best Efforts.

(a)    Subject to the terms and conditions provided in this Section 6.3, each Party will use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as expeditiously as possible the Transaction and to cooperate with each other in connection with the foregoing, including to: (i) obtain any necessary waivers, Consents and approvals from other parties to Acquired Contracts; (ii) obtain all Governmental Authorizations that are required to be obtained under any Law and that are material to the Cariflex Business or an Acquired Entity or the Transaction; (iii) lift or rescind any injunction, restraining order or other Judgment adversely affecting or delaying the ability of the Parties to promptly consummate the Transaction; (iv) effect any necessary registrations and filings including filings and submissions of information required by any Governmental Authority, including under Antitrust Laws, which filings shall be made promptly, but in no event later than 10 Business Days after the date hereof with respect to the filing under the HSR Act, and thereafter shall promptly make any other required submissions under the HSR Act or other such laws; (v) use their best efforts to cooperate with one another in (1) determining which, if any, other filings are required to be made under the Antitrust Laws of other jurisdictions and which consents, approvals, permits or authorizations are required to be obtained prior to consummation of the Transaction and (2) timely making all such filings; and (vi) fulfill all conditions to this Agreement. The Parties further covenant and agree, with respect to any threatened or pending preliminary or permanent injunction or other Judgment or Law that would adversely affect or delay the ability of the Parties to consummate the Transaction, to use their respective best efforts to prevent the entry, enactment or promulgation thereof, as the case may be.

(b)    In furtherance and not in limitation of the foregoing, Purchaser will use its best efforts to resolve objections, if any, as may be asserted with respect to the Transaction under any antitrust, competition, merger control or trade regulatory Laws (“Antitrust Laws”). Without limiting the generality of the foregoing, Purchaser will (i) use its best efforts to avoid the entry of, or to have vacated or terminated, any Judgment that would restrain, prevent or delay the consummation of the Transaction, including defending through litigation on the merits and through any available appeals any claim asserted in any court or other venue by any party, and (ii) take any and all steps necessary to avoid (or eliminate) any impediment under any Antitrust Laws that may be asserted by any Governmental Authority with respect to the Transaction so as to enable the consummation of such transactions to occur, including proposing, negotiating, committing to and effecting (by consent decree, hold separate order or otherwise) the sale, divestiture or disposition of such businesses, product lines or assets (or otherwise taking or committing to take any action that limits its freedom of action with respect to, or its ability to retain or operate, any of the businesses, product lines or assets of Purchaser or its Affiliates or Seller) as may be required in order to avoid the pursuit or entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Judgment in any proceeding, which would otherwise have the effect of preventing the consummation of the Transaction, but only to the extent taking any such steps and actions would not cause a material adverse effect to Purchaser.

(c)    The Parties will keep each other apprised of the status of matters relating to the completion of the Transaction and work cooperatively in connection with obtaining the requisite Governmental Authorizations, including: (i) cooperating with the other Party in connection with filings under any Antitrust Laws, including, with respect to the Party making a filing, (1) providing copies of all such documents to the non-filing Party and its advisors prior to filing (other than documents containing confidential Business Information that will be shared only with outside legal counsel to the non-filing Party) and (2) if requested, considering in good faith all reasonable additions, deletions or changes suggested in connection with any such filing;

(ii) furnishing to each other all information required for any application or other filing to be made pursuant to any Antitrust Laws in connection with the Transaction; (iii) promptly notifying the other of, and if in writing furnishing the other with copies of, any communications from or with any Governmental Authority with respect to the Transaction; (iv) permitting the other Party to review in advance and considering in good faith the views of one another in connection with any proposed communication with any Governmental Authority in connection with proceedings under or relating to any Antitrust Laws; (v) not participating in any meeting or discussion with any Governmental Authority in connection with proceedings under or relating to any Antitrust Laws unless it consults with the other Party in advance, and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate in such meetings or discussions; and (vi) consulting and cooperating with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with Proceedings under or relating to any Antitrust Laws. If either Party or any Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the Transaction, then such Party will use its best efforts to make, or cause to be made, as expeditiously as possible and after consultation with the other Party, an appropriate response in substantial compliance with such request. Purchaser will advise Seller promptly in respect of any understandings, undertakings or agreements (oral or written) which Purchaser proposes to make or enter into with any Governmental Authority in connection with the Transaction, and will consider in good faith Seller’s views regarding such understanding, undertaking or agreement prior to making any proposal or offer.

(d)    All filing fees with any Governmental Authority under applicable Antitrust Laws, together with any other fees payable to a Governmental Authority in connection with the Transaction, shall be borne by Purchaser.

(e)    Seller will use its commercially reasonable efforts to, as promptly as practicable after the date of this Agreement, obtain all Governmental Authorizations from, give all notices to, and make all filings with, all Governmental Authorities, and to obtain all other Consents from, and give all other notices to, all other Persons, that are necessary or advisable in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transaction, including those listed in Section 4.3 of the Seller Disclosure Schedule. Purchaser shall bear all costs for any fees associated with such filings and Consents.

Section 6.4    No Financing Condition. Purchaser expressly acknowledges and agrees that Purchaser’s obligations under this Agreement are not conditioned in any manner whatsoever upon Purchaser or its Affiliate obtaining any financing and any failure to fulfill any obligation under this Agreement arising from the failure of Purchaser or its Affiliate to obtain financing or the unavailability of such financing will be deemed to be knowing and intentional for purposes of this Agreement, including Section 8.2. To the extent that Purchaser has obtained any financing commitment, Purchaser will keep Seller apprised of all developments or changes relating to the financing contemplated by the financing commitments. In the event that the financing commitments cease to be in full force and effect at any time or the lenders party thereto indicate any unwillingness or inability to provide the financing contemplated thereby, or for any reason Purchaser otherwise no longer believes in good faith that it or any Affiliate will be able to obtain the financing contemplated thereby, then Purchaser will immediately notify Seller and use its commercially reasonable best efforts to obtain replacement financing arrangements or commitment letters as soon as possible.

Section 6.5    Employment Matters.

(a)    Purchaser or its Affiliates (including the Acquired Entities) will continue to employ with effect from the Closing Date (where employment continues by operation of law), or, will offer employment to commence on the Closing Date (where employment does not continue by operation of law) to, each Business Employee listed in Section 4.14(a) of Seller Disclosure Schedule in accordance with local law. Such continued employment or such offer of employment, as the case may be, will be on terms and conditions, in accordance with applicable Law, including total compensation (basic pay, bonus target, benefits, stock awards, etc.), position, and responsibility, that are equivalent to or better than the terms and conditions provided to such Business Employee by Seller, its Affiliates, or the Acquired Entities immediately prior to the Closing Date. Each Business Employee who (i) is employed by an Acquired Entity, (ii) continues in employment with Purchaser or its Affiliates by operation of law; or (iii) who takes up employment with Purchaser or its Affiliates pursuant to an offer of employment made pursuant to this Section 6.5, will be referred to in this Agreement as a “Transferred Employee.” Seller shall be responsible for all severance or termination costs and Liabilities related the termination of employment of any Business Employee who does not become a Transferred Employee.

(b)    For the two-year period commencing on the Closing Date (or such longer period as may be required by applicable Law) (the “Continuation Period”), Purchaser will provide, and will cause the Acquired Entities to continue to provide, the Transferred Employees with total compensation (basic pay, bonus target, benefits, stock awards, etc.) that in the aggregate are substantially equivalent to, and no less favorable than, those provided to such Transferred Employees immediately prior to the Closing, and in all cases in accordance with applicable Law. If any Transferred Employee is severed by Purchaser or an Acquired Entity (other than for cause) within the two-year period after the Closing, such severed employee shall receive severance in an amount, no less than one month per year of service, severance plan in place, or statutory requirement, whichever of the three is greater.

(c)    Purchaser will maintain each welfare and benefit plan of an Acquired Entity listed on Schedule 6.5(c) from and after the Closing or provide substantially equivalent (or same or better, if required by applicable Law) benefits (including years of service) under other Purchaser-sponsored plans for at least two years after the Closing, in all cases in accordance with applicable Law and any Third Party employee representatives (e.g., works councils, labor unions and similar groups).

(d)    Effective as of the Closing Date, all Transferred Employees shall cease active participation in all Company Employee Benefit Plans other than the Assumed Benefit Plans.

(e)    With respect to each Assumed Benefit Plan, including severance, vacation and paid time-off plans, policies or practices, sponsored or maintained by Purchaser or an Affiliate of Purchaser, Purchaser or such Affiliate shall recognize, for all Transferred Employees, all service with Seller, its Affiliates (including the Acquired Entities) and their respective predecessors, for all purposes (including eligibility, vesting, level of benefits, benefit accrual, pre-existing condition limitations and early retirement subsidies); provided that no service credit shall be granted to the extent any duplication of benefits results.

(f)    Purchaser shall, or shall cause its Affiliates to, use its commercially reasonable efforts to provide such information and cooperation as Seller or its Affiliates may reasonably request with sufficient time in advance to enable Seller and its Affiliates to meet any information or consultation requirements to inform, consult with, or obtain approval from Third Party employee representatives (e.g., works councils, labor unions and similar groups) in connection with the Transaction.

(g)    Nothing contained in this Agreement, expressed or implied, is intended to confer upon any Business Employee any benefits under any employee benefit plan, fund or program including severance benefits or the right to employment or continued employment with Purchaser or any Affiliate of Purchaser for any period by reason of this Agreement. In addition, the provisions of this Agreement, in particular this Section 6.5, are for the sole benefit of the Parties and their respective Affiliates and are not for the benefit of any Third Parties.

Section 6.6    Confidentiality.

(a)    Each Party agrees not to issue any press release or make any other public announcement relating to this Agreement or the agreements to be executed and delivered in connection with this Agreement, without the prior written approval of the other Party, such approval not to be unreasonably withheld, conditioned or delayed, except that each Party reserves the right, without the other Party’s prior consent, to make any public disclosure it believes in good faith is required by applicable securities laws or securities listing standards, including the filing of this Agreement with the Securities and Exchange Commission. The Parties agree that the initial press release to be issued with respect to the Transaction shall be in the form mutually agreed to by the Parties. Notwithstanding the foregoing, (i) to the extent the content of any press release or other public statement has been made in accordance with this Section 6.6, no separate approval shall be required in respect of such content to the extent replicated in whole or in part in any subsequent press release or other public statement, and (ii) the Parties may make public statements in response to questions by the press, analysts, investors or those attending industry conferences or financial analysts conference calls, so long as any such statements are consistent with the initial press release and other press releases and public statements made jointly by the Parties or made by one Party in accordance with this Section 6.6 and do not reveal material nonpublic information regarding this Agreement or the Transaction.

(b)    Seller agrees that Purchaser’s and Seller’s obligations under that certain Confidential Disclosure Agreement dated as of April 1, 2019 (the “Confidentiality Agreement”) will terminate upon the Closing.

(c)    Following the Closing, and except as specifically provided herein, each Party shall, and shall cause each of its Affiliates and their respective shareholders, owners, directors, officers, employees and agents (collectively, the “Related Persons”) to keep secret, retain in strictest confidence and not distribute, disseminate or disclose any and all Confidential Information, except to the Related Persons and contractors of such Party and its respective Affiliates on a “need to know” basis in connection with this Agreement and the performance thereof, and such Party receiving Confidential Information pursuant to this Section 6.6(c) shall use, and shall cause its Related Persons to use, such Confidential Information only for the specific purposes for which it was disclosed to such Person; provided that disclosure of Confidential Information by a Party or its Affiliates shall not violate this Section 6.6(c) (i) to the extent that such Party (or its ultimate parent entity) deems it necessary, pursuant to Law, regulation or stock exchange rule (in the reasonable good faith judgment of such parent entity) to disclose such information in connection with filings with the Securities and Exchange Commission or other Governmental Authority, (ii) to the extent that disclosure is necessary in order to sustain a position taken for Tax purposes, or (iii) in connection with any dispute between the Parties arising under this Agreement. Except to the extent Confidential Information constitutes an Acquired Asset, all Confidential Information disclosed in connection with or pursuant to this Agreement shall remain the property of the Party whose property it was prior to such disclosure. The Parties and their respective Affiliates shall consult with each other on an ongoing basis with respect to disclosures permitted under clause (i) of this Section 6.6(c). The receiving Party shall be liable for any impermissible use or disclosure of the Confidential Information of the other Party by it or its Related Persons. To the extent that any Confidential Information disclosed to Purchaser contains confidential information of Seller not concerning or related to the Cariflex Business, Purchaser shall, and shall cause its Related Persons, to abide by the foregoing obligations in this Section 6.6(c) as if Purchaser (and its Related Persons) were Seller (and Seller’s Related Persons) with respect to such confidential information.

Section 6.7    Disclosures Required by Law. Following the Closing, in the event that a Party is legally required (by interrogatories, discovery requests for information or documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information of the other Party, it is agreed that such Party prior to disclosure will provide the other Party with prompt notice of such request so that the other Party may seek an appropriate protective order or other appropriate remedy and/or waive its compliance with the provisions of Section 6.6. In the event that such protective order or other remedy is not obtained, or that the other Party grants a waiver hereunder, the Party required to furnish such Confidential Information may furnish that portion (and only that portion) of the Confidential Information which, in the opinion of such Party’s counsel, such Party is legally compelled to disclose, and such Party will exercise its reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any Confidential Information so furnished. The provisions of Sections 6.6(a), 6.6(c) and 6.7 shall survive the termination of this Agreement for a period of two years.

Section 6.8    Indemnification and Insurance. Purchaser will not, for a period of six years after the Closing, take or permit any action to alter or impair any exculpatory or indemnification provisions now existing in any organizational document of an Acquired Entity for the benefit of any individual who served as a manager or an officer of Seller or an Acquired Entity or an officer or director of at any time prior to the Closing (each an “Affiliate Indemnified Party”), except for any changes which may be required to conform with changes in applicable Law and any changes which do not affect the application of such provisions to acts or omissions of such individuals prior to the Closing. Without limiting the generality of this Section 6.8, the provisions of this Section 6.8 are intended for the benefit of, and may be enforced by, each of the Affiliate Indemnified Parties and their respective heirs.

Section 6.9    Representation and Warranty Insurance Policy.

(a)    The Parties will cooperate and use their respective commercially reasonable efforts to cause the Policy to be issued to Purchaser Party on or prior to the Closing Date. Without limiting the foregoing, Purchaser and Purchaser Party will each use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain and to consummate the issuance of the Policy on the terms and conditions described in the Binder Agreement, including using its commercially reasonable efforts to (i) maintain in effect the Binder Agreement, (ii) satisfy on a timely basis all conditions applicable to Purchaser and Purchaser Party contained in the Binder Agreement, including participation in the Insurer’s “bring down” diligence review and the payment of the Policy Premium and any other amounts required as a condition to the issuance of the Policy, (iii) upon the satisfaction or waiver of such conditions, consummate the issuance of the Policy on or prior to the Closing Date, (iv) comply with its obligations under the Binder Agreement, and (v) fully enforce its rights under the Binder Agreement in the event of any failure by the Insurer to issue the Policy.

(b)    At or prior to the Closing, Seller will reimburse or pay Purchaser for 50% of any and all Policy Premium required to be paid pursuant to the terms of the Policy, up to the amount of $1,000,000.

Section 6.10    Restrictions on Seller Activities.

(a)    As an essential consideration for the obligations of Purchaser under this Agreement, Seller, on behalf of itself and each of its Affiliates (each, a “Seller Restricted Party”), hereby agrees and covenants that from the Closing Date until the later of (i) the expiration of the Term (as defined in the Supply Agreement) and the renewal period provided in Section 1.1 of the Supply Agreement or (ii) the fifth anniversary of the expiry of the Term of the Supply Agreement, no Seller Restricted Party shall, for whatever reason and with or without cause, either individually or in partnership or jointly or in conjunction with any Person or Persons (other than a holding of shares listed on a publicly traded stock exchange or automated quotation system that does not exceed 5% of the outstanding shares so listed), participate directly or indirectly, anywhere in the world, in the Restricted Business, including through use of the Application Technology licensed to Seller and its Affiliates under the Technology License Agreement executed and delivered by the Parties at the Closing. As used in this Agreement, “Restricted Business” means the manufacturing, development or sale of synthetic alternatives to natural rubber latex for commercial and development applications that involve isoprene rubber with a molecular weight of equal to or higher than 1,500 kg/mol., isoprene rubber for latex applications, isoprene rubber latex, SIS latex and butyl latex products; provided that neither the sale by Seller’s Affiliate of “Product” to Purchaser under the Supply Agreement nor the sale by Seller or its Affiliate of wide-spec isoprene rubber that is not purchased by Purchaser under the Supply Agreement is subject to this Section 6.10.

(b)    If Purchaser believes that any Seller Restricted Party has violated the provisions of this Section 6.10, Purchaser shall have the right to seek injunctive or equitable relief from any court of competent jurisdiction against such Seller Restricted Party. Seller, on its own behalf and on behalf of each Seller Restricted Party, acknowledges that money damages alone shall not adequately compensate Purchaser in the event of a breach of the covenants of this Section 6.10. Therefore, Seller, on its own behalf and on behalf of each Seller Restricted Party, agrees that in addition to all remedies available at law, in equity or under this Agreement and notwithstanding anything to the contrary herein, Purchaser shall be entitled to seek injunctive or equitable relief for the enforcement of this covenant.

(c)    From the Closing Date until the fifth anniversary of the Effective Time, Seller and its Affiliates shall not, directly or indirectly, hire, solicit, knowingly induce, attempt to solicit or induce, or otherwise knowingly encourage any Transferred Employee to terminate or otherwise adversely alter his or her employment or engagement with Purchaser or its Affiliate or enter into an employment, consulting, independent contractor or similar relationship with any such Person; provided, however, the foregoing shall not preclude Seller or its Affiliate from making general or public solicitations not targeted at the Transferred Employees.

(d)    Seller, on its own behalf and on behalf of each Seller Restricted Party, agrees that the covenants in this Section 6.10 are reasonable with respect to their duration, scope and geographical area. If any provision of this Section 6.10 is held invalid, illegal or unenforceable by applicable Law, such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability, and the remainder of such provision or the remaining provisions of this Section 6.10 shall remain valid, legal and enforceable to the maximum extent permitted by Law.

Section 6.11    Restrictions on Purchaser Activities.

(a)    As an essential consideration for the obligations of Seller under this Agreement, Purchaser, on behalf of itself and each of its Affiliates (each, a “Purchaser Restricted Party”), hereby agrees and covenants that from the Closing Date until the fifth anniversary of the Effective Time, no Purchaser Restricted Party shall, for whatever reason and with or without cause, either individually or in partnership or jointly or in conjunction with other Purchaser Restricted Party, compete directly or indirectly, anywhere in the world, with the Kraton Retained Business using the Acquired Assets. As used in this Agreement, “Kraton Retained Business” means the manufacture, development and sale of unhydrogenated styrenic block co-polymers and hydrogenated styrenic block copolymers products and pine chemicals and derivatives thereof, all in non-latex form, anywhere in the world.

(b)    If Seller believes that any Purchaser Restricted Party has violated the provisions of this Section 6.11, Seller shall have the right to seek injunctive or equitable relief from any court of competent jurisdiction against such Purchaser Restricted Party. Purchaser, on its own behalf and on behalf of each Purchaser Restricted Party, acknowledges that money damages alone shall not adequately compensate Seller in the event of a breach of the covenants of this Section 6.11. Therefore, Purchaser, on its own behalf and on behalf of each Purchaser Restricted Party, agrees that in addition to all remedies available at law, in equity or under this Agreement and notwithstanding anything to the contrary herein, Seller shall be entitled to seek injunctive or equitable relief for the enforcement of this covenant.

(c)    From the Closing Date until the fifth anniversary of the Effective Time, Purchaser and its Affiliates shall not, directly or indirectly, hire, solicit, knowingly induce, attempt to solicit or induce, or otherwise knowingly encourage any employees of Seller or its Affiliates with whom Purchaser or its Affiliates came into contact with in connection with the Transaction or performance of any Transaction Agreement, to terminate or otherwise adversely alter his or her employment or engagement with Seller or its Affiliates or enter into an employment, consulting, independent contractor or similar relationship with any such Person, provided, however, the foregoing shall not preclude Purchaser from making general or public solicitations not targeted at Seller’s employees.

(d)    Purchaser, on its own behalf and on behalf of each Purchaser Restricted Party, agrees that the covenants in this Section 6.11 are reasonable with respect to their duration, scope and geographical area. If any provision of this Section 6.11 is held invalid, illegal or unenforceable by applicable Law, such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability, and the remainder of such provision or the remaining provisions of this Section 6.11 shall remain valid, legal and enforceable to the maximum extent permitted by Law.

Section 6.12    No Negotiation. During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement, Seller will refrain, and will cause its Affiliates and Representatives to refrain from taking any action (a) to solicit or initiate the submission of any proposal or indication of interest from any Person (other than Purchaser) with respect to an acquisition of all or any part of the Cariflex Business (an “Alternative Proposal”), (b) to intentionally participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or that may reasonably be expected to lead to, an Alternative Proposal (or any proposal or indication of interest relating thereto) with any Person (other than Purchaser) or (c) to authorize, engage in, or enter into any agreement or understanding with respect to an Alternative Proposal with any Person (other than with Purchaser). In the event that any of Seller or its Affiliates or Representatives receives a written offer for an Alternative Proposal, Seller shall within two Business Days notify Purchaser of such an offer and the terms thereof and shall not negotiate or discuss with the offeror or otherwise pursue said offer in any manner. Seller shall, and shall cause its Affiliates and Representatives to, immediately cease and cause to be terminated all existing discussions, communications or negotiations with any Person (other than Purchaser) conducted heretofore with respect to the sale of the Cariflex Business.

Section 6.13    Post-Closing Cooperation, Retained Litigation.

(a)    From and after the Closing, Purchaser shall, at Seller’s sole cost and expense, (a) provide such access to its personnel, records and facilities and (b) direct its employees to provide reasonable cooperation to Seller or its Affiliate or Representatives, in each case as is reasonably requested during normal business hours by Seller or its Affiliate or Representatives in order to aid Seller or its Affiliate or Representatives in continuing to pursue to final resolution (as determined by Seller in its sole discretion) the Retained Litigation; provided that such access and cooperation do not unreasonably interfere with the operation of the Cariflex Business or other business of Purchaser.

(b)    From and after the Closing, (i) as required by applicable Law, (ii) in response to the request or at the direction of a Governmental Authority, or (iii) for the preparation of Tax Returns or other documents related to Tax matters of Purchaser and its Affiliates, Seller shall afford, or to cause to be afforded, to Purchaser and its Representatives reasonable access to, upon reasonable notice during normal business hours, the officers, business, financial information, Tax Returns and other data of Seller and its Affiliates that were primarily related to the Cariflex

Business prior to the Closing (the “Business Information”). Seller shall, and shall cause its Affiliates to, preserve and keep the Business Information for a period of seven years from the Closing Date.

Section 6.14    Employee-Related Authorizations.

(a)    To enable Seller to comply with any obligations it may have under any Law or any agreement to inform and/or consult with the works’ councils, unions or other Third Party employee representative bodies of any Transferred Employee or Acquired Entity concerning the transactions contemplated hereby, the Parties agree that Seller and Purchaser shall have no obligation to consummate the transactions contemplated hereby until such time as such obligations have been completed.

(b)    Seller agrees to comply with all requirements to inform and/or consult the works’ councils and any other employee representative body prior to Closing.

(c)    Notwithstanding anything to the contrary in this Agreement and to ensure that the relevant Third Party employee representatives’ or employees’ right of information and/or consultation shall be given the fullest effect provided by Law or agreement, Purchaser acknowledges and agrees that Seller shall not be deemed to have made any final decision to proceed with the consummation of the transactions contemplated hereby until such time as Seller has had the opportunity to take each affected relevant Third Party employee representatives’ or employees’ opinion or comments into consideration.

Section 6.15    Further Assurances. Subject to the other express provisions of this Agreement, upon the reasonable request of either Party, the other Party will (a) furnish to the requesting Party any additional information, (b) execute and deliver, at its own reasonable expense, any other documents, and (c) take any other actions as the requesting Party may reasonably require to more effectively carry out the intent of this Agreement and the Transaction.

Section 6.16    Use of Marks. The Parties agree that for a period up to one year after the Closing, Purchaser may use Seller’s marks containing the word “Kraton” in relation to the conduct of the Cariflex Business; provided that Purchaser shall use its commercially reasonable efforts to replace any mark containing the word “Kraton” on (i) any Product packaging as promptly as practicable after the Closing and in any event within one year after the Closing Date, and (ii) any signage or other assets located on or about the Facility within six months after the Closing Date.

Section 6.17    Lien Release. Seller and its Affiliates will make all commercially reasonable efforts to obtain the release of Liens on the Acquired Assets to satisfy the conditions precedent set forth in Section 7.1(i) and Section 7.2(h) as soon as practicable following the Execution Date.

ARTICLE 7

CONDITIONS PRECEDENT TO OBLIGATION TO CLOSE

Section 7.1    Conditions to the Obligation of Purchaser. The obligation of Purchaser to consummate the Transaction is subject to the satisfaction or waiver, on or before the Closing Date, of each of the following conditions:

(a)    Accuracy of Representations and Warranties. The representations and warranties of Seller in this Agreement must have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date (and except to the extent any representation or warranty of Seller speaks as of any other specific date, in which case such representation or warranty must have been true and correct in all material respects as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, constitute a Material Adverse Condition to Purchaser. “Material Adverse Condition” means the aggregate Losses in the amount equal to 10% of the Base Purchase Price or greater arising from or related to the failure of such representations and warranties to be so true and correct;

(b)    Performance of Covenants. All of the covenants and obligations that Seller or an Acquired Entity are required to perform or comply with under this Agreement on or before the Closing Date must have been duly performed and complied with in all material respects;

(c)    No Material Adverse Effect. There shall not have occurred a Material Adverse Effect;

(d)    Consents. All waiting periods under Antitrust Laws in the jurisdictions set forth on Schedule 7.1(d) must have expired, been terminated or required approvals have been obtained, as applicable;

(e)    No Action. There must not be in effect any Law or Judgment, and there must not have been commenced or threatened any Proceeding by any Governmental Authority, that would prohibit or make illegal the consummation of the Transaction;

(f)    Employee-Related Approvals. All consultations and approvals required by any works council, union, or Third Party Representative with oversight over an Acquired Entity or Transferred Employee in connection with the Transaction have been completed and any required approvals have been obtained;

(g)    Transaction Agreements. Seller must have delivered or caused to be delivered each document that Section 3.4(a) requires it to deliver;

(h)    Restructuring. The Restructuring has been completed to the reasonable satisfaction of Purchaser; and

(i)    Release of Liens. Seller’s lenders have delivered a release of liens on the Acquired Assets reasonably satisfactory to Purchaser.

Section 7.2    Conditions to the Obligation of Seller. The obligation of Seller to consummate the Transaction is subject to the satisfaction or waiver, on or before the Closing Date, of each of the following conditions:

(a)    Accuracy of Representations and Warranties. The representations and warranties of Purchaser in this Agreement must have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except to the extent any representation or warranty of Purchaser speaks as of any other specific date, in which case such representation or warranty must have been true and correct in all material respects as of such date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, constitute a Material Adverse Condition to Seller;

(b)    Performance of Covenants. All of the covenants and obligations that Purchaser is required to perform or comply with under this Agreement on or before the Closing Date must have been duly performed and complied with in all material respects;

(c)    Consents. All waiting periods under Antitrust Laws in the jurisdictions set forth on Schedule 7.1(d) must have expired, been terminated or required approvals have been obtained, as applicable;

(d)    No Action. There must not be in effect any Law or Judgment, and there must not have been commenced or threatened any Proceeding by any Governmental Authority, that would prohibit or make illegal the consummation of the Transaction;

(e)    Employee-Related Approvals. All consultations and approvals required by any works council, union, or Third Party Representative with oversight over an Acquired Entity or Transferred Employee in connection with the Transaction have been completed and any required approvals have been obtained;

(f)    Transaction Agreements. Purchaser must have delivered or caused to be delivered to Seller each payment and document that Section 3.4(b) requires it to deliver;

(g)    Restructuring. The Restructuring has been completed to the reasonable satisfaction of Seller; and

(h)    Release of Liens. Seller’s lenders have delivered a release of liens on the Acquired Assets reasonably satisfactory to Seller.

ARTICLE 8

TERMINATION

Section 8.1    Termination Events. This Agreement may, by written notice given before or at the Closing, be terminated:

(a)    by mutual consent of Purchaser and Seller;

(b)    by Purchaser (so long as Purchaser is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement) if there has been a breach of any of Seller’s representations, warranties, covenants or agreements contained in this Agreement, which would result in the failure of a condition set forth in Section 7.1(a) or Section 7.1(b), and which breach has not been cured or cannot be cured within 30 days after the notice of the breach from Purchaser;

(c)    by Seller (so long as Seller is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement) if there has been a breach of any of Purchaser’s representations, warranties, covenants or agreements contained in this Agreement, which would result in the failure of a condition set forth in Section 7.2(a) or Section 7.2(b), and which breach has not been cured or cannot be cured within 30 days after the notice of breach from Seller;

(d)    by either Purchaser or Seller if any Governmental Authority has issued a nonappealable final Judgment or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transaction; or

(e)    by either Seller or Purchaser if the Closing has not occurred on or before June 30, 2020 (the “Outside Date”) (other than through the failure of the Party seeking such termination to comply fully with its obligations under this Agreement); provided that if the Closing has not occurred due to non-satisfaction of the condition set forth in Section 7.1(d), Section 7.1(h), Section 7.2(c) or Section 7.2(g), the Outside Date shall be automatically extended to December 31, 2020.

Section 8.2    Effect of Termination. Each Party’s rights of termination under Section 8.1 are in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such rights of termination is not an election of remedies. If this Agreement is terminated pursuant to Section 8.1(a), this Agreement and all rights and obligations of the Parties under this Agreement automatically end without Liability against any Party or its Affiliates, except that (a) Section 4.25 (Brokers or Finders), Section 6.6 (Confidentiality), this Section 8.2, Section 8.3 (Termination Fees), and Article 11 (General Provisions) (except for Section 10.11 (Specific Performance)) will remain in full force and survive any termination of this Agreement, and (b) if this Agreement is terminated by a Party because of the breach of this Agreement by the other Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal and contractual remedies will survive such termination unimpaired. If this Agreement is terminated (other than because of a breach of this Agreement by Seller), Purchaser will immediately return or destroy all Confidential Information in its or its Affiliates’ or their Representatives’ possession, and will promptly certify that it has returned and/or destroyed all Confidential Information.

Section 8.3    Termination Fee. The Parties hereby acknowledge and agree that the extent of damages to Seller or Purchaser from the termination of this Agreement by any reason would be impossible or extremely impractical to ascertain and that the amounts specified in this Section 8.3 are a fair and reasonable estimate of the damages suffered by Seller or Purchaser. In the event that the Agreement is terminated by Seller pursuant to Section 8.1(c), Purchaser shall pay to Seller the amount equal to 5% of the Base Purchase Price (the “Reverse Termination Fee”) within two Business Days following such termination by wire transfer of immediately available funds to an account specified by Seller in writing to Purchaser. The Reverse Termination Fee shall be the sole and exclusive remedy of Seller and its Affiliates with respect to such termination, including any Losses arising out of or related to the breach or breaches giving rise to such termination. In the event that the Agreement is terminated by Purchaser pursuant to Section 8.1(b), Seller shall pay to Purchaser the amount equal to 5% of the Base Purchase Price (the “Termination Fee”) within two Business Days following such termination by wire transfer of immediately available funds to an account specified by Purchaser in writing to Seller. The Termination Fee shall be the sole and exclusive remedy of Purchaser and its Affiliates with respect to such termination, including any Losses arising out of or related to the breach or breaches giving rise to such termination; provided that Purchaser may seek specific performance and other equitable remedies in lieu of receiving the Termination Fee. Moreover, if this Agreement is terminated and such termination results in payment of the Reverse Termination Fee by Purchaser in accordance with this Section 8.3, Purchaser shall also reimburse Seller for any and all Remodel Costs incurred by Seller.

ARTICLE 9

CERTAIN TAX MATTERS

Section 9.1    Tax Returns and Covenants.

(a)    Seller shall prepare or cause to be prepared and file or cause to be filed, within the time (taking into account any extensions) and manner provided by Law, all Tax Returns of the Acquired Entities and with respect to the other Acquired Assets, if any, that are required to be filed on or before the Closing Date and shall pay any Tax due thereon. All Tax Returns prepared and filed pursuant to this Section 9.1(a) shall be prepared and filed in accordance with applicable Law and in a manner consistent with past practices of the Acquired Entities and Seller in the case of the other Acquired Assets (in each case to the extent consistent with applicable Law).

(b)    Purchaser shall prepare or cause to be prepared and file or cause to be filed, within the time (taking into account any extensions) and manner provided by Law, all Tax Returns of the Acquired Entities and with respect to the Acquired Assets, if any, that are required to be filed after the Closing Date for any Pre-Closing Period and for any Straddle Period, and Purchaser shall provide such Tax Returns to Seller at least 30 days prior to the due date of such Tax Return and consider in good faith any reasonable comments received from Seller in writing at least 15 days prior to such due date. All Tax Returns prepared and filed pursuant to this Section 9.1(b) shall be prepared and filed in accordance with applicable Law and in a manner consistent with past practices of the Acquired Entities and with respect to the other Acquired Assets (in each case to the extent consistent with applicable Law). Seller shall pay directly to Purchaser at least five Business Days prior to the due date thereof the amount of any Seller Taxes shown as due on any Tax Returns prepared and filed pursuant to this Section 9.1(b).

Section 9.2    Tax Contests.

(a)    Purchaser, on the one hand, and Seller, on the other hand (each, the “Recipient”), shall notify Seller or Purchaser, as the case may be, in writing within 30 days of receipt by the Recipient of written notice of any Tax Contest which may affect the liability for Taxes of such other party under this Agreement.

(b)    If the Tax Contest relates to any taxable period ending on or before the Closing Date, Seller shall, at its expense, control the defense and settlement of such Tax Contest; provided that (i) Seller’s entitlement to control such Tax Contest shall be subject to Seller first acknowledging in writing its unconditional obligation to indemnify, defend, and hold harmless the Purchaser Indemnified Parties from and against all Taxes ultimately determined to be payable with respect to such Tax Contest, and (ii) Seller may decline to participate in such Tax Contest, in which case Purchaser shall control the defense and settlement of the Tax Contest.

(c)    If the Tax Contest relates to any Straddle Period, Purchaser and Seller shall together, at its respective expense, control the defense and settlement of such Tax Contest.

(d)    The Party in control of the defense or settlement of any Tax Contest that relates to any Pre-Closing Period (or portion thereof) or Straddle Period shall keep the other Party informed of the progress of such Tax Contest, provide copies of all relevant correspondence and other Tax Contest documents to the other Party, and allow them to participate at their own expense. The Party in control of the defense or settlement of any such Tax Contest may not settle such Tax Contest in any manner which would adversely affect the other Party without the written consent of such other Party (which shall not be unreasonably withheld or delayed and shall in any event be deemed to be given if no response is received within seven Business Days of a Party’s request).

Section 9.3    Transfer Taxes. (a) All Transfer Taxes shall be borne by the Party that is legally liable to bear under the applicable local Tax Law, provided that in case no payer is designated by such local Tax Law, such Transfer Taxes shall be borne 50% by Purchaser and 50% by Seller. Notwithstanding Section 9.1, which shall not apply to Tax Returns relating to Transfer Taxes, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable local law for filing such Tax Returns, and such party will use its commercially reasonable efforts to provide such Tax Returns to the other party at least 10 days prior to the due date for such Tax Returns. If, pursuant to the immediately preceding sentence, a Party is required to file a Tax Return relating to Transfer Taxes, the other Party hereto shall pay such Party that portion of the Transfer Taxes shown as due on such Tax Return for which it is responsible hereunder no later than five days after receiving a copy of such Tax Return.

Section 9.4    Taxes for a Straddle Period. (a) For all purposes of this Agreement, in the case of any Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that is allocable to the portion of such Straddle Period ending on the end of the Closing Date shall: (a) in the case of any Tax based upon or related to income, sales, payroll, or receipts, be determined on the basis of a deemed closing of the books as of the end of the Closing Date, (b) in the case of real, personal and intangible property Taxes and other similar periodic or ad valorem Taxes, be deemed to be equal to the amount of all such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in such Straddle Period through and including the Closing Date, and the denominator of which is the number of calendar days in the entire Straddle Period; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.

Section 9.5    Adjustment to Purchase Price. (a) Any amount paid pursuant to Article 2 or Article 10 shall be treated as an adjustment to the Purchase Price for all Tax purposes unless otherwise required by applicable Law.

Section 9.6    Purchaser’s Claiming, Receiving, or Using of Refunds, Overpayments and Prepayments. If, after the Closing, Purchaser or any of its Affiliates (a) receives any refund (whether by payment, offset, or credit (in lieu of a refund), including any Tax credits arising from or relating to the Restructuring) or (b) utilizes the benefit of any overpayment of Taxes (including any overpayment that results in a credit in lieu of a refund) that, in each case of provisions (a) and (b) above, relates to Taxes paid by Seller or any of its Affiliates with respect to the Pre-Closing Period and which was not reflected in the calculation of the Working Capital of the Cariflex Business (each, a “Tax Refund”), Purchaser shall transfer, or cause to be transferred, to Seller the entire amount of the Tax Refund (including any interest paid thereon by a Governmental Authority, but less any expenses or costs of Purchaser or its Affiliates in receiving or obtaining such Tax Refund) received or utilized by Purchaser or any of its Affiliates within 30 days after the Tax Refund is received or utilized. Purchaser shall notify Seller within 15 days following the discovery of a right to claim any such Tax Refund and the receipt of any such refund or utilization of any such overpayment. Purchaser shall use reasonable best efforts to claim any such refund as soon as possible and to furnish to Seller all information, records and assistance necessary to verify the amount of the Tax Refund. At Seller’s request and expense, Purchaser will undertake commercially reasonable efforts to claim any Tax Refund.

Section 9.7    Post-Closing Actions That Affect Seller’s Liability for Taxes. Neither Purchaser nor its Affiliates shall take any action (including amending any Tax Return or engaging in any non-ordinary course of business transaction) on or after the Closing that could increase Seller’s (or Seller’s Affiliates’) liability for Taxes (including any liability of Seller to indemnify Purchaser for Taxes under this Agreement), without the prior written consent of Seller.

Section 9.8    Assistance and Cooperation. The Parties agree that, after the Closing Date:

(a)    each Party shall assist (and cause its Affiliates to assist) the other Party in preparing any Tax Returns that such other Party is responsible for preparing and filing pursuant to this Article 9;

(b)    the Parties shall cooperate fully (and cause their Affiliates to cooperate fully) in preparing for any Tax Contests, or disputes with taxing authorities, relating to any Tax Returns or Taxes relating to the Acquired Assets, including providing access to relevant books and records relating to Taxes at issue;

(c)    the Parties shall make available (and cause their Affiliates to make available) to each other and to any taxing authority as reasonably requested by the other Party all relevant books and records relating to Taxes with respect to the Acquired Entities or Acquired Assets;

(d)    each Party shall promptly furnish the other Party with copies of all relevant correspondence received by such Party or its Affiliates from any taxing authority in connection with any Taxes for which such other Party may have an indemnification obligation under this Agreement; and

(e)    each Party shall retain (and shall cause its Affiliates to retain) all Tax Returns and books and records with respect to Taxes relating to any taxable period beginning on or before the Closing Date until the expiration of the applicable statute of limitations of the relevant taxable period.

Section 9.9    Tax Elections. (a) With respect to any Acquired Entity, Purchaser shall not (a) cause an election pursuant to Treasury Regulation Section 301.7701-3 to be filed effective from a date on or prior to the Closing Date or (b) make or change any other election with respect to Taxes that would reduce any Tax Attribute of Seller or any of its Affiliates (other than the Acquired Entities).

ARTICLE 10

LIABILITY AND INDEMNIFICATION

Section 10.1    Indemnification by Seller. Subject to the limitations expressly set forth in Section 10.6, if the Closing occurs, Seller will defend, indemnify and hold harmless Purchaser and its Affiliates (including, following the Closing, the Acquired Entities) and their respective directors, officers, equity owners, employees, agents, consultants and other advisors and representatives (collectively, the “Purchaser Indemnified Parties”) from and against, and will pay and reimburse them for, any and all Losses incurred or suffered by Purchaser Indemnified Parties directly or indirectly arising out of, relating to or resulting from any of the following:

(a)    any breach of any representation or warranty of Seller contained in this Agreement or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement;

(b)    any breach of any pre-Closing covenant or agreement of Seller and post-Closing covenant or agreement of Seller, in each case contained in this Agreement or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement; and

(c)    the Retained Liabilities.

Section 10.2    Indemnification by Purchaser. Subject to the limitations expressly set forth in Section 10.6, if the Closing occurs, Purchaser will defend, indemnify and hold harmless Seller from and against, and will pay and reimburse it for, any and all Losses incurred or suffered by one or more Seller directly or indirectly arising out of, relating to or resulting from any of the following:

(a)    any breach of any representation or warranty or other statement of Purchaser contained in this Agreement or in any certificate or instrument delivered by or on behalf of Purchaser pursuant to this Agreement;

(b)    any breach of any covenant or agreement of Purchaser or, with respect to the period after the Closing, the Acquired Entities, contained in this Agreement or in any certificate or instrument delivered by Purchaser pursuant to this Agreement; and

(c)    the Assumed Liabilities.

Section 10.3    Claim Procedure.

(a)    A Party that seeks indemnity under this Article 10 (an “Indemnified Party”) will give written notice (a “Claim Notice”) to the Party from whom indemnification is sought (an “Indemnifying Party”) containing (i) a description and, if known, the estimated amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party, and (ii) a reasonable explanation of the basis for the Claim Notice to the extent of the facts then known by the Indemnified Party.

(b)    Within 30 days after delivery of a Claim Notice, the Indemnifying Party will deliver to the Indemnified Party a written response to such Claim Notice. If the Indemnifying Party fails to so respond within 30 days after delivery of the Claim Notice, then the Indemnifying Party will be deemed to have irrevocably accepted the Claim Notice and agreed to pay the Losses at issue in the Claim Notice.

(c)    If, within 30 days after delivery of the Claim Notice, the Indemnifying Party delivers a written notice disputing the Indemnified Party’s entitlement to indemnification for the Losses described in the Claim Notice, then the dispute may be resolved by any legally available means consistent with the provisions of Section 11.9.

(d)    Any indemnification payment pursuant to this Article 10 will be effected by wire transfer of immediately available funds from the Indemnifying Party to an account designated by the Indemnified Party, and will be made within five Business Days after the date on which (i) the amount of such payments are determined by mutual agreement of the Parties, (ii) the amount of such payments are determined pursuant to this Section 10.3 if a written response has not been timely delivered in accordance with subsection (b) of this Section 10.3, or (iii) both such amount and the Indemnifying Party’s obligation to pay such amount have been finally determined in accordance with the provisions of Section 11.9 if a written response has been timely delivered in accordance with subsection (b) of this Section 10.3.

(e)    With respect to claims related to Tax matters, to the extent any claim procedure governed by this Section 10.3 conflicts with a claim procedure governed by Article 9, then Article 9 shall control.

Section 10.4    Third Party Claims.

(a)    If the Indemnified Party seeks indemnity under this Article 10 in response to a claim or Proceeding by another Person not a party to this Agreement (a “Third Party Claim”), then the Indemnified Party will give a Claim Notice to the Indemnifying Party within 10 days after the Indemnified Party has received notice or otherwise learns of the assertion of such Third Party Claim and will include in the Claim Notice (i) the facts constituting the basis for such Third Party Claim and the amount of the damages claimed by the other Person, in each case to the extent known to the Indemnified Party, accompanied by reasonable supporting documentation submitted by such Third Party (to the extent then in the possession of the Indemnified Party), and (ii) the assertion of the claim or the notice of the commencement of any Proceeding relating to such Third Party Claim; provided, however, that no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party will relieve the Indemnifying Party of any Liability under this Agreement except to the extent such delay or deficiency prejudices or otherwise materially adversely affects the rights of the Indemnifying Party with respect thereto.

(b)    In the event of a Third Party Claim, the Indemnifying Party will be entitled, at its own expense, to participate in the defense thereof and, if it so chooses, to assume at any time control of the defense thereof with counsel reasonably satisfactory to the Indemnified Party by giving to the Indemnified Party written notice of its intention to assume control of the defense of such Third Party Claim; provided, however, that the Indemnified Party may participate in the defense of such Third Party Claim with its own counsel at its own expense.

(c)    The Indemnifying Party will not agree to any settlement of, or Consent to the entry of any Judgment (other than a Judgment of dismissal on the merits without costs) arising from, any such Third Party Claim without the prior written consent of the Indemnified Party; provided, however, that the Consent of the Indemnified Party will not be required if the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement or any Judgment and such settlement or Judgment includes a full, complete and unconditional release of the Indemnified Party from further Liability. The Indemnified Party will not agree to any settlement of, or the entry of any Judgment (other than a Judgment of dismissal on the merits without costs) arising from, any such Third Party Claim without the prior written consent of the Indemnifying Party.

Section 10.5    Environmental Matters. Seller shall have no obligation under Section 10.1(a) or Section 10.1(c) with respect to any Retained Environmental Liabilities, to indemnify, defend and hold harmless Purchaser from and against any Losses arising in connection therewith to the extent that such Losses result from (i) a change in the use of any portion or parcel of any Real Property from industrial use or commercial use to residential use or (ii) an investigation of environmental conditions on any Real Property involving invasive testing or sampling procedures, such as soil and groundwater sampling, voluntarily undertaken by or for Purchaser. For the avoidance of doubt, such voluntary investigations providing limitations on Seller’s obligations as provided above shall not include any such investigation (A) required under any applicable Environmental Law in effect, (B) required by an order of any Governmental Authority issued under an Environmental Law (provided such order has not been solicited by, or on behalf of, Purchaser or resulted from a voluntary investigation as provided above), or (C) conducted in connection with Purchaser’s good faith need to conduct subsurface maintenance, repair and renovation activities, construction or demolition on any Real Property. Seller’s obligations to indemnify Purchaser as provided in this Section 10.5 shall be limited to the cost of any such response action or remediation conducted in a reasonable and cost effective manner and based upon industrial standards applicable to the current use of the Real Property as determined by Environmental Laws, and, to the extent applicable to that particular site, must include the use of risk-based cleanup standards, natural attenuation, deed restrictions and other institutional controls available under Environmental Laws so long as such standards, restrictions and controls will not unreasonably interfere with Purchaser’s operation of or current use of the Real Property.

Section 10.6    Survival. All representations and warranties contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall expire at the Closing. All covenants of the Parties shall expire at the Closing unless they contain an express survival period, in which case such covenant will expire on the date specified therein plus 60 days thereafter. The obligation of Seller to indemnify Purchaser for Losses attributable to any Retained Environmental Liabilities pursuant to Section 10.1(c) shall survive for 60 months following the Closing Date. The obligation of Seller to indemnify Purchaser for Losses attributable to Seller Taxes shall survive until 30 days after the expiration of the applicable statute of limitations relative thereto. Notwithstanding the foregoing, any claims for indemnification asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice before the expiration of the applicable survival period will not thereafter be barred by the expiration of the relevant representation or warranty and such claims will survive until finally resolved.

Section 10.7    Insurance Proceeds and Other Payments. The amount of any and all Losses for which indemnification is provided pursuant to this Article 10 will be net of (a) any amounts of any insurance proceeds (including under the Policy), indemnification payments (other than from the Indemnifying Party) and other Third Party recoveries actually receivable by the Indemnified Party with respect to such Losses or any of the circumstances giving rise thereto. In connection therewith, if, at any time following payment in full by the Indemnifying Party of any amounts of Losses due under this Agreement, the Indemnified Party receives any insurance proceeds, indemnification payments or other Third Party recoveries relating to the circumstances giving rise to such Losses, the Indemnified Party will promptly remit to the Indemnifying Party the value of such proceeds, payments or recoveries in an amount not to exceed the amount of the corresponding indemnification payment made by the Indemnifying Party. Purchaser will use (and will cause its Affiliates to use) commercially reasonable efforts to collect the proceeds of any available insurance (including the Policy), indemnification agreements, contracts and similar rights and to seek recovery under all applicable insurance policies, indemnification agreements, contracts and similar rights for all Losses (including a Loss directly or indirectly arising out of, relating to or resulting from a Seller Tax) to the extent such Losses are covered by any insurance policy, indemnification agreement, contract or similar right of Purchaser, which would have the effect of reducing any Losses (in which case the net proceeds thereof will reduce the Losses). For the avoidance of doubt, any Losses arising out of a breach of Seller’s representations and warranties will be asserted first against the Policy to the extent covered by the Policy prior to asserting any Claim for a Loss against Seller arising out of or related to a Retained Liability. In the event that an insurance or other recovery is made by any Purchaser Indemnified Party with respect to any Losses for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery will be made promptly to Seller.

Section 10.8    Mitigation. The Indemnified Party will use its commercially reasonable efforts to mitigate any Losses with respect to which it may be entitled to seek indemnification pursuant to this Agreement, including diligently pursuing and attempting to recover all insurance proceeds and all other recoveries under each applicable insurance policy (including the Policy).

Section 10.9    Exclusive Remedy. From and after the Closing, the sole and exclusive remedy of the Purchaser Indemnified Parties for any breach of any covenant under this Agreement (other than claims or causes of action arising from fraud or willful misconduct) will be pursuant to the indemnification obligations set forth in this Article 10. The sole and exclusive remedy of the Purchaser Indemnified Parties with respect to breaches of representations and warranties made to Purchaser will be strictly limited to making claims under the Policy

(including breaches of representations and warranties that would be covered by the Policy but for the exhaustion or impairment of that Policy’s limits of liability), except for any such breach arising or resulted from fraud or willful misconduct by Seller. Except to the extent either Party has asserted a claim for indemnification by giving a Claim Notice in accordance with Section 10.3 or Section 10.4 prior to the expiration of the applicable survival period set forth in Section 10.6, either Party will have no remedy against the other Party for any breach of any provision of this Agreement. To the extent anything from this Section 10.9 shall conflict with any other provision of this Agreement, the provisions of this Section 10.9 shall prevail. Each of Seller and Purchaser hereby waive any and all other remedies (other than claims or causes of action arising from fraud or willful misconduct) that may be available at law or equity for any breach of any representation, warranty or covenant under this Agreement. Notwithstanding the foregoing, nothing herein will limit the right of any Party to seek injunctive or equitable relief for any breach or threatened breach of any covenant in this Agreement. For purposes of determining (i) whether the breach of a representation, warranty or covenant exists for purposes of this Article 10, and (ii) the amount of Losses sustained or suffered by a Purchaser Indemnified Party, all “materiality,” “Material Adverse Effect,” and similar qualifications shall be disregarded in the representations, warranties and covenants made by Seller in this Agreement.

Section 10.10    Retention. Notwithstanding anything to the contrary herein, in the event that a claim is made by a Purchaser Indemnified Party under the Policy and is finally determined by the Insurer (pursuant to any dispute resolution mechanism in the Binder Agreement) to be valid and payable under the Policy, Seller shall pay 50% of such claim amount to be retained by Purchaser or Purchaser Party under the Policy to the Purchaser Indemnified Party within 10 Business Days after the delivery of a notice by Purchaser to Seller of such determination by the Insurer; provided that Seller’s obligation to pay under this Section 10.10 shall cease when the aggregate amount of the claims finally determined by the Insurer to be valid and payable exceeds the then applicable retention amount under the Policy and the Insurer begins payment to the Purchaser Indemnified Parties under the Policy.

Section 10.11    Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Notwithstanding anything to the contrary herein, the Parties accordingly agree that, in addition to any other remedy to which they are entitled at law or in equity, the Parties are entitled to injunctive or equitable relief to prevent breaches of this Agreement and otherwise to enforce specifically the provisions of this Agreement. Each Party expressly waives any requirement that any other Party obtain any bond or provide any indemnity in connection with any action seeking injunctive or equitable relief or specific enforcement of the provisions of this Agreement. Each Party irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware with respect to all actions and Proceedings under this Section 10.11.

Section 10.12    Express Negligence Notice. SUBJECT TO THE TERMS AND CONDITIONS HEREOF, THE INDEMNIFICATION PROVIDED IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT NEGLIGENCE OR STRICT LIABILITY OF THE PERSON ENTITLED TO INDEMNIFICATION HEREUNDER IS ALLEGED OR PROVEN.

Section 10.13    Subrogation. If Purchaser or any Purchaser Indemnified Party is indemnified for any Losses pursuant to this Agreement with respect to any claim by a Person not a party to this Agreement, then Seller will be subrogated to all rights and remedies of Purchaser or the Purchaser Indemnified Party against such Third Party, and Purchaser will, and will cause each Purchaser Indemnified Party to, cooperate with and assist Seller in asserting all such rights and remedies against such Third Party. Purchaser agrees that the Policy shall provide that there shall be no subrogation against Seller for any claims made by Purchaser or any Purchaser Indemnified Party under the Policy.

ARTICLE 11

GENERAL PROVISIONS

Section 11.1    Notices. All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by electronic mail with confirmation of transmission by the transmitting equipment (or, the first Business Day following such transmission if the date of transmission is not a Business Day); in each case to the following addresses or email addresses and marked to the attention of the individual (by name or title) designated below (or to such other address, email address or individual as a Party may designate by notice to the other Party):

If to Seller:

Kraton Polymers LLC

15710 John F Kennedy Blvd.

Houston, TX 77032

Attention: General Counsel

Email: generalcounsel@kraton.com

with a copy (which will not constitute notice) to:

Baker & McKenzie LLP

700 Louisiana, Suite 3000

Attention: Denmon Sigler

Email: denmon.sigler@bakermckenzie.com

If to Purchaser or Purchaser Party:

Daelim Industrial Co., Ltd.

5fl. KCCI Bldg., 39 Sejong-daero,

Jung-gu, Seoul, 04513 Korea

Attention: Jihoon Jung

Email: Jihoon.jung@daelimchem.co.kr

with a copy (which will not constitute notice) to:

Paul Hastings LLP

33/F, West Tower, Mirae Asset Center 1

26 Eulji-ro 5-gil, Jung-gu

Seoul 04539, Korea

Attention: Daniel Sae-Chin Kim

Email: danielkim@paulhastings.com

Section 11.2    Amendment. This Agreement may not be amended, supplemented or otherwise modified except in a written document signed by each Party to be bound by the amendment and that identifies itself as an amendment to this Agreement.

Section 11.3    Waiver and Remedies. Purchaser, on the one hand, and Seller, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party that are contained in this Agreement or in any certificate, instrument or document delivered pursuant to this Agreement, or (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such Party contained in this Agreement. Any such extension or waiver by either Party will be valid only if set forth in a written document signed on behalf of the Party against whom the waiver or extension is to be effective. No extension or waiver will apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any covenant, agreement or condition, as the case may be, other than that which is specified in the written extension or waiver. No failure or delay by any Party in exercising any right or remedy under this Agreement or any of the documents delivered pursuant to this Agreement, and no course of dealing between the Parties, operates as a waiver of such right or remedy, and no single or partial exercise of any such right or remedy precludes any other or further exercise of such right or remedy or the exercise of any other right or remedy. Any enumeration of a Party’s rights and remedies in this Agreement is not intended to be exclusive, and a Party’s rights and remedies are intended to be cumulative to the extent permitted by Law and include any rights and remedies authorized at law or in equity.

Section 11.4    Entire Agreement. This Agreement (including the Annex, Schedules, and Exhibits hereto and the documents and instruments referred to in this Agreement that are to be delivered at the Closing) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, or any of them, written or oral, with respect to the subject matter of this Agreement. Notwithstanding the foregoing, the Confidentiality Agreement will remain in effect in accordance with its terms unless and until the Closing occurs.

Section 11.5    Assignment and Successors and No Third Party Rights. This Agreement binds and benefits the Parties and their respective successors and assigns. Neither Party may assign any rights under this Agreement or delegate any performance of its obligation under this Agreement without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned, or delayed, except that each of Purchaser and Purchaser Party may assign this Agreement to its Affiliate prior to Closing without the prior written consent of Seller; provided that Purchaser shall remain obligated for the performance of all obligations of Purchaser under this Agreement as the primary obligor. Nothing expressed or referred to in this Agreement will be construed to give any Person, other than the Parties to this

Agreement, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement except such rights as may inure to a successor or permitted assignee under this Section 11.5 or as provided in Article 10.

Section 11.6    Severability. If any provision of this Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement are not affected or impaired in any way and the Parties agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

Section 11.7    Negotiations. Each Party acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against the Parties by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities (a) in this Agreement against any Party that drafted it or (b) in any of such prior drafts of this Agreement, is of no application and is hereby expressly waived.

Section 11.8    Governing Law. THE INTERNAL LAWS OF THE STATE OF DELAWARE (WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY OTHER JURISDICTION) GOVERN ALL MATTERS ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ALL OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ITS VALIDITY, INTERPRETATION, CONSTRUCTION, PERFORMANCE AND ENFORCEMENT AND ANY DISPUTES OR CONTROVERSIES ARISING THEREFROM OR RELATED THERETO.

Section 11.9    Arbitration. Except as set forth in Section 10.11, any dispute, claim, controversy or difference (each a “Dispute”) arising out of or in relation to this Agreement (other than a disagreement or dispute regarding any Objection Notice or the Final Allocation, which shall be resolved in accordance with Section 3.2(d) and Section 3.5, respectively) shall be resolved amicably between the Parties in accordance with the procedures set forth in this Section 11.9.

(a)    The Party raising any Dispute shall first serve written notification of the Dispute on the other Parties (a “Dispute Notice”). Within 30 days of the service of a Dispute Notice, a senior executive or representative of each Party with authority to settle the Dispute shall meet with the other to seek to resolve the Dispute in good faith. If within 30 calendar days of service of the Dispute Notice, or such longer period agreed in writing between the Parties, the Dispute has not been resolved, the Dispute shall be referred to arbitration by any Party pursuant to Section 11.9(b).

(b)    Arbitration.

(i)    Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, not resolved pursuant to clause (a) above, shall be settled by binding arbitration administered by the International Centre for Dispute Resolution of the American Arbitration Association in accordance with its International Arbitration Rules and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

(ii)    This Section 11.9(b) and all Disputes determined hereunder shall be governed by the United States Federal Arbitration Act to the exclusion of any state laws inconsistent therewith and irrespective of, and without regard to, choice of law from any forum.

(iii)    Disputes shall be heard by a single arbitrator, who shall be a former chancellor or vice chancellor of the Delaware Court of Chancery. Within 30 days after the commencement of arbitration, the Parties shall select one person to act as arbitrator. If the Parties are unable or fail to agree on an arbitrator, the arbitrator shall be selected by the American Arbitration Association, who must meet the qualifications in this provision. If there is no former chancellor or vice chancellor of the Delaware Court of Chancery available to be selected as the arbitrator, each Party shall select one arbitrator whose qualifications are not restricted by this provision, with the third arbitrator to be jointly selected by the two co-arbitrators within 30 days of the selection of the second arbitrator. If the two co-arbitrators do not nominate the third arbitrator within that period, the third arbitrator shall be appointed by the American Arbitration Association.

(iv)     Except as may be required by applicable Law, neither a Party nor the arbitrator(s) may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of the Parties.

(v)    The seat or legal place of the arbitration shall be New York City, New York, the United States.

(vi)    The language of the arbitration shall be English. The submission of documents, exhibits, submissions and expert reports shall be in English with no obligation or requirement to provide translations in any other language. The award will be rendered in English.

(vii)    The award of the arbitrator shall be accompanied by a reasoned opinion and shall be final and binding upon the Parties. Judgment to enforce the award may be entered by any court having jurisdiction thereof. The arbitrator shall not have the power, jurisdiction, or ability to award equitable relief, including interim equitable relief or punitive or exemplary damages for any reason.

(viii)    Each Party shall bear its own expenses, including attorney’s fees, incurred in connection with the arbitration and any judicial enforcement. The cost of the arbitrator(s) and arbitration proceeding itself shall be shared by the Parties equally.

Section 11.10    Waiver of Jury Trial. (a) THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT SUCH PARTIES MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY SUIT OR ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HEREBY CERTIFIES THAT NEITHER IT NOR ANY OF ITS REPRESENTATIVES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT IT WOULD NOT SEEK TO ENFORCE THIS WAIVER OR RIGHT TO JURY TRIAL. FURTHER, EACH PARTY ACKNOWLEDGES THAT THE OTHER PARTY RELIED ON THIS WAIVER OF RIGHT TO JURY TRIAL AS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT.

Section 11.11    Waiver of Certain Damages. NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT TO THE CONTRARY, IN NO EVENT WILL ANY PARTY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS, LOSS OF REVENUE OR LOST SALES) IN CONNECTION WITH ANY CLAIMS, LOSSES, DAMAGES OR INJURIES ARISING OUT OF THE CONDUCT OF SUCH PARTY PURSUANT TO THIS AGREEMENT REGARDLESS OF WHETHER THE NONPERFORMING PARTY WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR NOT, EXCEPT FOR FRAUD, INTENTIONAL MISCONDUCT, BREACH OF SECTION 6.6, SECTION 6.10 OR SECTION 6.11. FOR CLARITY, ALL AMOUNTS PAYABLE TO A THIRD PARTY AS A RESULT OF A THIRD PARTY CLAIM THAT IS SUBJECT TO A PARTY’S INDEMNIFICATION OBLIGATIONS UNDER THIS AGREEMENT SHALL BE CONSIDERED DIRECT DAMAGES HEREUNDER.

Section 11.12    Expenses. Except as otherwise provided in this Agreement, whether or not the Transaction is consummated, Seller, on the one hand, and Purchaser, on the other hand, will pay all of their own expenses (including all compensation and expenses of counsel, financial advisors, consultants, and independent accountants) incurred in connection with the preparation and negotiation of this Agreement and the consummation of the Transaction.

Section 11.13    No Joint Venture. Nothing in this Agreement creates a joint venture, partnership or relationships of trust or agency between the Parties. This Agreement does not authorize any Party (a) to bind or commit, or to act as an agent, employee or legal representative of, another Party, except as may be specifically set forth in other provisions of this Agreement, or (b) to have the power to control the activities and operations of another Party. The Parties are independent contractors with respect to each other under this Agreement. Each Party agrees not to hold itself out as having any authority or relationship contrary to this Section 11.13.

Section 11.14    Counterparts. The Parties may execute this Agreement in multiple counterparts, each of which constitutes an original and all of which together constitute one agreement. This Agreement is effective upon delivery of one executed counterpart from each Party to the other Party. The signatures of all Parties need not appear on the same counterpart. This Agreement, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of electronic transmission of .pdf files or other image files via e-mail, cloud-based transfer or file transfer protocol shall be treated in all manner and respects and for all purposes as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

Section 11.15    Cooperation. After the date hereof and after the Closing, the Parties shall use commercially reasonable efforts and cooperate with each other in connection with the performance of the Parties’ duties and obligations set forth in this Agreement.

Section 11.16    Purchaser Party as Insured. The Parties hereby acknowledge and agree that Purchaser Party shall be the sole named insured party and the sole beneficiary under the Policy, and Purchaser hereby assigns any and all of its rights to the Policy under this Agreement and any and all proceeds and other benefits it may have rights to under the Policy, to Purchaser Party. For the avoidance of doubt, none of Purchaser, Purchaser Party nor any other Affiliate of Purchaser or Purchaser Party shall have any right to any payment from Seller under this Agreement for any Losses arising out of or related to any breach of any representation or warranty of Seller contained in this Agreement or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement except as provided in Section 10.10, including with respect to the indemnification obligations of Seller under Section 10.1(a).

Section 11.17    Conspicuous. SELLER AND PURCHASER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE PROVISIONS IN THIS AGREEMENT IN ALL CAPITAL BOLD-TYPE FONT ARE “CONSPICUOUS” FOR THE PURPOSE OF ANY APPLICABLE LAW.

[Signature page follows.]

The Parties have executed and delivered this Agreement as of the date indicated in the first sentence of this Agreement.

SELLER

Kraton Polymers LLC

By:	/s/ Kevin M. Fogarty
Name:	Kevin M. Fogarty
Title:	President and Chief Executive Officer

Kraton Polymers Holdings BV

By:	/s/ James L. Simmons
Name:	James L. Simmons
Title:	Director

By:	/s/ Christopher H. Russell
Name:	Christopher H. Russell
Title:	Director

[Signature Page to Asset and Stock Purchase and Sale Agreement]

PURCHASER

Daelim Industrial Co., Ltd.

By:	/s/ Sang Woo Kim
Name:	Sang Woo Kim
Title:	Chief Executive Officer

[Signature Page to Asset and Stock Purchase and Sale Agreement]

PURCHASER PARTY

Daelim Chemical USA, Inc.

By:	/s/ Sang Woo Kim
Name:	Sang Woo Kim
Title:	Chief Executive Officer

[Signature Page to Asset and Stock Purchase and Sale Agreement]

ANNEX I

DEFINITIONS

For the purposes of this Agreement:

“Accounts Payable” means all amounts payable by Seller or an Acquired Entity to its suppliers or vendors related to the production, sale or distribution of the Products or the ownership or operation of an Acquired Entity.

“Accounts Receivable” means all receivable, notes receivable, unbilled revenues, reimbursable costs and expenses and other claims for amounts due to Seller or an Acquired Entity arising out of and related to the production, sale or distribution of the Products or the ownership or operation of an Acquired Entity.

“Acquired Assets” has the meaning set forth in Section 2.2.

“Acquired Contracts” has the meaning set forth in Section 2.2(b).

“Acquired Entities” has the meaning set forth in Section 2.2(f).

“Acquired Intellectual Property” has the meaning set forth in Section 2.2(m).

“Acquired Shares” has the meaning set forth in Section 2.2(f).

“Adjusted Purchase Price” has the meaning set forth in Section 3.2(e).

“Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the specified Person. For purposes of this definition, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. For the avoidance of doubt, a reference to Affiliate of Seller prior to the Effective Time includes all of the Acquired Entities, and a reference to Affiliate of Seller after the Effective Time excludes all of the Acquired Entities.

“Affiliate Indemnified Party” has the meaning set forth in Section 6.8.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or analogous combined, consolidated or unitary group defined under state, local or non-U.S. income Tax Law).

“Agreement” has the meaning set forth in the Preamble.

“Allocation” has the meaning set forth in Section 3.5.

“Alternative Proposal” has the meaning set forth in Section 6.12.

ANNEX I

“Amsterdam Sublease” has the meaning set forth in Section 3.4(a)(vii).

“Anti-Corruption and Anti-Bribery Laws” means the United States Foreign Corrupt Practices Act of 1977, as amended, any rules or regulations thereunder, any legislation implementing the Organisation for Economic Cooperation and Development Convention on Combating Bribery of Foreign Official in International Business Transactions, and any other applicable Law regarding anti-money laundering, anti-corruption or anti-bribery or illegal payments or gratuities.

“Antitrust Laws” has the meaning set forth in Section 6.3(b).

“Application Technology” means all Intellectual Property owned by Seller or its Affiliates and associated with or related to the use, analytical and/or physical characterization, development, and customer qualification of the products in the Cariflex Business, including solid isoprene rubber, butyl rubber latex, isoprene rubber latex, and SIS latex products. Application Technology includes formulating ingredients, laboratory mixing techniques, dipping process technology, product testing and material and product characterization methodology and associated technology, and includes the Intellectual Property identified on Schedule 2.2(n).

“Assumed Benefit Plan” means each Company Employee Benefit Plan, or portion thereof, that (a) is sponsored or maintained by any of the Acquired Entities, (b) Purchaser or any of its Affiliates is required to assume under applicable Law in connection with this Agreement, and (c) is listed on Exhibit I and, as of the Closing Date, each of the foregoing that is adopted in connection with the Restructuring.

“Assumed Liabilities” has the meaning set forth in Section 2.4.

“Base Purchase Price” has the meaning set forth in Section 3.1.

“Balance Sheet” has the meaning set forth in Section 4.5(a)(i).

“Binder Agreement” means that certain binder agreement dated as of the date of this Agreement between Purchaser Party and the Insurer pursuant to which the Insurer has committed, subject to the satisfaction of the conditions set forth therein, to issue the Policy to Purchaser Party (and the named insured as set forth therein) effective as of the Closing Date.

“Business Day” means any day other than Saturday, Sunday or any day on which banking institutions in Houston, Texas or in Seoul, Korea are closed either under applicable Law or action of any Governmental Authority.

“Business Employees” means (a) those Persons employed by an Acquired Entity, and (b) those Persons employed by Seller or its Affiliate (full time, part time and hourly) immediately prior to the Closing who primarily support the Cariflex Business and are listed on Section 4.14(a) of the Seller Disclosure Schedule, including those employees on vacation, leave of absence, disability (including long-term disability), military, parental or sick leave (whether or not such employees return to active employment with the Cariflex Business).

“Business Information” has the meaning set forth in Section 6.13(b).

ANNEX I

“Cariflex Business” has the meaning set forth in Recital A.

“Cash” means, with respect to the Acquired Entities, all cash, cash equivalents and marketable securities held by such Acquired Entity, calculated in accordance with GAAP in a manner consistent with the methods and practices used to prepare the Interim Balance Sheet. For avoidance of doubt, Cash will (a) be calculated net of issued but uncleared checks and drafts and (b) include checks and drafts deposited for the account of an Acquired Entity but not yet posted.

“Claim Notice” has the meaning set forth in Section 10.3(a).

“Closing” has the meaning set forth in Section 3.3.

“Closing Cash” has the meaning set forth in Section 3.2(b).

“Closing Date” has the meaning set forth in Section 3.3.

“Closing Debt” has the meaning set forth in Section 3.2(b).

“Closing Statement” has the meaning set forth in Section 3.2(b).

“Closing Working Capital” has the meaning set forth in Section 3.2(b).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in Recital B.

“Company Employee Benefit Plan” has the meaning set forth in Section 4.13(a).

“Confidential Information” means any confidential or proprietary information, in whatever form or medium, concerning, (i) with respect to Purchaser, the business or affairs of the Cariflex Business, the Acquired Assets, the Acquired Entities or the Acquired Shares, or, (ii) with respect to Seller, Seller, its Affiliates or the Kraton Retained Business.

“Confidentiality Agreement” has the meaning set forth in Section 6.6(b).

“Consent” means any approval, consent, ratification, waiver or other authorization.

“Consolidated Financial Statements” has the meaning set forth in Section 4.5(b).

“Continuation Period” has the meaning set forth in Section 6.5(a).

“Contract” means any contract, agreement, lease, license, commitment, warranty, guaranty, mortgage, note, bond, option, warrant, right or other instrument or consensual obligation, whether written or oral.

“Effective Time” means 10 a.m. Texas time on the Closing Date.

“Environmental Law” means any Law relating to (a) pollution or protection of the environment (including air, water, soil and natural resources) and of public or occupational health and safety, or (b) the use, storage, transportation, handling, Release, or disposal of Hazardous Materials.

ANNEX I

“Estimated Cap Ex” has the meaning set forth in Section 3.2(a)(v).

“Estimated Cash” has the meaning set forth in Section 3.2(a)(ii).

“Estimated Debt” has the meaning set forth in Section 3.2(a)(iii).

“Estimated Purchase Price” has the meaning set forth in Section 3.2(a).

“Estimated Working Capital” means an estimate of the Working Capital of the Cariflex Business as of the Closing Date.

“Execution Date” means the date hereof.

“Export Approvals” means export licenses, license exceptions and other Consents, notices, orders, registrations, declarations, and filings with any Governmental Authority required for the export and re-export of products and services.

“Facility” means the manufacturing facility and other buildings and offices, together with all improvements, equipment, fixtures and other physical assets thereon, located at 1500, Roberto Simonsen Av - Recanto dos Pássaros - Paulínia - SP - 13148-901 including (a) Societal (Administrative Building) located at 1500, Roberto Simonsen Av - Room A - Recanto dos Pássaros - Paulínia - SP - 13140-031, and (b) Associação Desportiva Kraton (Employee Sport Facility) located at 1100, Roberto Simonsen Av - Recanto dos Pássaros - Paulínia - SP - 13148-901, but excluding those properties outlined in Schedule 2.3(m).

“FG” has the meaning set forth in Section 2.2(a).

“Final Allocation” has the meaning set forth in Section 3.5.

“Financial Statements” has the meaning set forth in Section 4.5(a).

“Finished Inventory” has the meaning set forth in Section 2.2(a).

“GAAP” means generally accepted accounting principles for financial reporting in the United States, as in effect as of the date of this Agreement.

“Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (d) multinational organization or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Governmental Authorization” means any Consent, license, franchise, permit, exemption, clearance or registration issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

ANNEX I

“Growth Capital Expansion Projects” means capital expenditures associated with (a) the IRL8800 Expansion Project and Semiworks / Pilot Plant Project at the Facility, and (b) the expansion of Seller’s research and development facility in Malaysia.

“Hazardous Material” means (a) hazardous substances, as defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., (b) hazardous wastes, as defined by the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., (c) petroleum, including crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure, (d) radioactive material, (e) asbestos that is friable, (f) polychlorinated biphenyls, (g) toxic mold and (h) other material, substance or waste for which Liability or standards of conduct may be imposed under Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to a Person, without duplication, (a) all obligations for borrowed money or extension of credit, (b) all obligations evidenced by notes, bonds, debentures or other similar instruments, commercial paper or debt securities (other than performance, surety and appeal bonds arising in the ordinary course of business in respect of which such Person’s Liability remains contingent), (c) all obligations under swaps, hedges, caps, collars, options, futures or similar instruments, (d) all obligations for the deferred purchase price of any property or services (other than trade accounts payable and accrued expenses incurred in the ordinary course of business and reflected as accounts payable or accrued expenses in the Closing Statement as finally determined pursuant to Section 3.2(d)), (e) all obligations created or arising under any conditional sale or other title retention agreement, (f) all obligations under leases which shall have been or should be, in accordance with GAAP, recorded as capital leases, (g) all obligations of any Person other than any of the Acquired Entities which are directly or indirectly guaranteed by such Acquired Entity or in respect of which such Acquired Entity has otherwise assured an obligee against loss, (h) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities, and (i) all interest, principal, prepayment penalties, premiums or fees due or owing in respect of any item listed in clauses “(a)” through “(h)” above.

“Indemnified Party” has the meaning set forth in Section 10.3(a).

“Indemnifying Party” has the meaning set forth in Section 10.3(a).

“Independent Accounting Firm” has the meaning set forth in Section 3.2(d).

“Independent Valuation Expert” has the meaning set forth in Section 3.5.

“Insurance Policies” has the meaning set forth in Section 4.18.

“Insurer” means Vale Insurance Partners, in its capacity as insurer under the Policy.

“Intellectual Property” means, collectively, (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all letters patent and pending applications for patents of the United States and all countries foreign thereto

ANNEX I

and all reissues, reexaminations, divisions, continuations, continuations-in-part and extensions thereof; (b) all trademarks, service marks, trade names, and Internet domain names, all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; (c) all published and unpublished works of authorship (including databases and software), and all applications, registrations and renewals in connection therewith; (d) all mask works and all applications, registrations, and renewals in connection therewith; (e) all trade secrets and confidential business information (including confidential ideas, research and development, know-how, methods, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (f) all copies and tangible embodiments of the foregoing (in whatever form or medium); and (g) all proprietary rights in any of the foregoing, including the right to enforce for past, present and future infringement thereof and the right to seek damages for past, present and future infringement thereof.

“Interim Balance Sheet” has the meaning set forth in Section 4.5(a)(ii).

“International Trade Laws” has the meaning set forth in Section 4.23.

“IP Assignments” has the meaning set forth in Section 3.4(a)(v).

“IR Inventory” has the meaning set forth in Section 2.2(a).

“Judgment” means any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Authority or arbitrator.

“Key Employees” has the meaning set forth in Section 4.14(a).

“KPHBV” has the meaning set forth in Preamble.

“Kraton Polymers” has the meaning set forth in the Preamble.

“Kraton Retained Business” has the meaning set forth in Section 6.11(a).

“Latex Technology” means all Intellectual Property owned by Seller or its Affiliates and associated with or related to the conversion of synthetic rubber into latex such as converting isoprene rubber, butyl rubber, or SIS polymer into latex or the direct manufacture of latex and latex products. Latex Technology includes all related raw material selection, process technology, and QA methodology and associated technology to produce latex, including technology to produce IR401 and IR2GL1 and technology to produce isoprene rubber latex, butyl rubber latex, and SIS latex products, and includes the Intellectual Property identified on Schedule 2.2(m). Latex Technology does not include any Intellectual Property of Seller or its Affiliates regarding the hydrogenation or partial hydrogenation of styrenic block co-polymers.

“Law” means any federal, state, local, municipal, foreign, international, multinational, or other constitution, law, statute, treaty, rule, regulation, ordinance, code, binding case law or principle of common law.

ANNEX I

“Leased Property” has the meaning set forth in Section 4.8(a).

“Liability” includes liabilities, debts or other obligations of any nature, whether known or unknown, absolute, accrued, contingent, liquidated, unliquidated or otherwise, due or to become due or otherwise.

“Liens” means any lien, pledge, mortgage, security interest, claim, lease, charge option, right of first refusal, title defect, easement, servitude, transfer restriction under any shareholder or similar agreement, or any other encumbrance, restriction or limitation whatsoever.

“Loss” means any loss, Proceeding, Judgment, damage, fine, penalty, expense (including reasonable attorneys’ or other professional fees and expenses and court costs), injury, Liability, Tax, Lien or other cost, expense or adverse effect whatsoever, whether or not involving the claim of another Person.

“Material Adverse Condition” has the meaning set forth in Section 7.1(a).

“Material Adverse Effect” means any event, change, circumstance, effect or other matter that has, or could reasonably be expected to have, either individually or in the aggregate with all other events, changes, circumstances, effects, or other matters, a material adverse effect on (a) the business, assets, Liabilities, properties, condition (financial or otherwise), operating results or operations of the Cariflex Business, taken as a whole, or (b) the ability of Seller to perform its obligations under this Agreement or to consummate timely the Transaction; provided, however, that none of the following, either alone or in combination, will constitute, or be considered in determining whether there has been, a Material Adverse Effect: any event change, circumstance, effect or other matter resulting from or related to (i) changes in Laws, GAAP (or any other applicable accounting standards), or enforcement or interpretation thereof, (ii) changes that generally affect the industries and markets in which the Cariflex Business operates, (iii) changes in financial markets, general economic conditions (including prevailing interest rates, exchange rates, commodity prices and fuel costs) or political conditions, (iv) any failure, in and of itself, of the Cariflex Business to meet any published or internally prepared projections, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics (it being understood that the facts and circumstances underlying any such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be considered in determining whether there has been a Material Adverse Effect), (v) any outbreak or escalation of war or major hostilities or any act of terrorism, (vi) volcanoes, tsunamis, pandemics, earthquakes, hurricanes tornadoes or other natural disasters, other than any such natural disaster that directly affects the Facility or the Manufacturing Facility (as defined in the Supply Agreement), (vii) the execution or delivery of this Agreement, the consummation of the Transaction or the public announcement or other publicity with respect to any of the foregoing, or (viii) any action taken or failed to be taken pursuant to or in accordance with this Agreement or at the request of, or consented to by, Purchaser, except, with respect to clauses (i), (ii), (iii) and (v), to the extent that the Cariflex Business are disproportionately impacted by such events in comparison to others in the industry in which they operate.

“Material Contracts” has the meaning set forth in Section 4.11.

ANNEX I

“Material Customers” has the meaning set forth in Section 4.21.

“Material Suppliers” has the meaning set forth in Section 4.21.

“Objection Notice” has the meaning set forth in Section 3.2(c).

“Outside Date” has the meaning set forth in Section 8.1(e).

“Owned Property” has the meaning set forth in Section 4.8(a).

“Party” has the meaning set forth in the Preamble.

“Permitted Liens” means any (a) mechanic’s, materialmen’s, laborer’s, workmen’s, repairmen’s, carrier’s and similar Liens, including all statutory Liens, arising or incurred in the ordinary course of business for amounts not delinquent, and (b) Liens for current Taxes, assessments and other governmental charges not yet due and payable or, if due, (i) not delinquent or (ii) being diligently contested in good faith through appropriate proceedings and for which adequate reserves have been established, (c) Liens that are immaterial in character, amount and extent and which do not detract from the value of, or interfere with the present or proposed use of, the properties or assets they affect, and (d) statutory right of first refusal obligations.

“Person” means an individual or an entity, including a sole proprietorship, corporation, limited liability company, partnership of any kind having a separate legal status, business trust, unincorporated organization, association, mutual company, joint stock company, joint venture, or other business or investment entity, or any Governmental Authority.

“Phase I Report” means the Phase I Environmental Site Assessment and Limited Environmental, Health & Safety Compliance Review prepared by Environmental Resources Management, Southwest, Inc. dated July 10, 2019 with respect to the Facility.

“Policy” means the Representation and Warranty Insurance Policy administered and underwritten by the Insurer and bound on the date hereof and purchased by and to be issued to Purchaser Party or an Affiliate thereof on the Closing Date substantially in the form attached hereto as Exhibit J.

“Policy Premium” means the lump-sum policy premium, all Taxes, fees (including underwriting and broker fees) and expenses payable pursuant to the Policy.

“Polymerization License Agreement” has the meaning set forth in Section 3.4(a)(iv).

“Polymerization Technology” means the Intellectual Property owned by Licensor (as defined in the Polymerization License Agreement) or its Affiliates as of the Effective Time and associated with or related to the process of forming homopolyisoprene polymers and a range of USBC polymers using anionic polymerization as described by the patents and patent applications identified on Schedule 1.1(a). In addition to the patents and patent applications, the Polymerization Technology includes all related raw material selection, process technology, and QA methodology and associated technology for manufacturing current products including IR307, IR310, IR401, and IR2GL1 and potential future solid isoprene rubber, isoprene rubber latex, and USBC latex, and includes the Intellectual Property identified on Schedule 1.1(a).

ANNEX I

“Pre-Closing Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period that ends on the end of the Closing Date.

“Privacy Requirements” has the meaning set forth in Section 4.10(f).

“Proceeding” means any action, arbitration, audit, examination, investigation, hearing, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Product” means a product of the Cariflex Business.

“Purchase Price” has the meaning set forth in Section 3.1.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Indemnified Parties” has the meaning set forth in Section 10.1.

“Purchaser Party” has the meaning set forth in the Preamble.

“Purchaser Restricted Party” has the meaning set forth in Section 6.11(a).

“QA” means quality assurance.

“Raw Materials” has the meaning set forth in Section 2.2(a).

“Real Property” has the meaning set forth in Section 4.8(a).

“Recipient” has the meaning set forth in Section 9.2(a).

“Records” has the meaning set forth in Section 2.2(r).

“Registered IP” has the meaning set forth in Section 4.10(b).

“Related Person” has the meaning set forth in Section 6.6(c).

“Release” means any spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping, emptying, injecting, escaping, pouring, emanation or migration of any Hazardous Material in, into, onto or through the indoor or outdoor environment (including ambient air, surface water, ground water, soils, land surface or subsurface strata).

“Relevant Date” means January 1, 2017.

“Remodel Costs” means the amounts due by Seller for any and all costs of remodelling the leased premises that are the subject of the Amsterdam Sublease, as well as any additional costs Seller incurs to make such premises functional for Seller once again if Closing does not occur.

ANNEX I

“Representatives” means officers, directors, employees, agents and other representatives of the referenced Person and its Affiliates.

“Restricted Party” has the meaning set forth in Section 6.10.

“Restructuring” has the meaning set forth in Section 2.6.

“Retained Assets” has the meaning set forth in Section 2.3.

“Retained Environmental Liabilities” has the meaning set forth in Section 2.5(j).

“Retained Liability” has the meaning set forth in Section 2.5.

“Retained Litigation” has the meaning set forth in Section 2.3(k).

“Reverse Termination Fee” has the meaning set forth in Section 8.3.

“Seller” has the meaning set forth in the Preamble.

“Seller Disclosure Schedule” has the meaning set forth in Article 4.

“Seller Taxes” means (a) any Taxes imposed on Seller or any of its Affiliates (other than the Acquired Entities) for any taxable period, (b) any Taxes (i) imposed on or with respect to the Acquired Entities for any Pre-Closing Period, (ii) of any Person other than any Acquired Entity imposed on any Acquired Entity as a result of being a member of any Affiliated Group on or before the Closing Date pursuant to applicable Law, or (iii) of any Person for which any Acquired Entity becomes liable as a transferee or successor, by Contract (including any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person), pursuant to any Law, or otherwise, to the extent such Taxes relate to an event or transaction occurring on or before the Closing Date, and (c) any Taxes imposed on or with respect to the Cariflex Business or any Acquired Asset for any Pre-Closing Period.

“Shared Site Agreement” has the meaning set forth in Section 3.4(a)(v).

“SIS” means styrene-isoprene-styrene block copolymers; for the avoidance of doubt, hydrogenated versions of SIS are excluded from this category.

“Spare Parts” has the meaning set forth in Section 2.2(a).

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Subsidiary” means, with respect to a specified Person, any corporation or other entity of which (a) a majority of the voting power of the equity securities or other interests is owned, directly or indirectly, by such Person (without regard to the occurrence of any contingencies affecting voting power) or (b) the power to elect a board majority (or Persons performing similar functions) or otherwise control the entity is held directly or indirectly by such Person.

ANNEX I

“Supply Agreement” has the meaning set forth in Section 3.4(a)(vii).

“Target Working Capital” means the target Working Capital of the Cariflex Business equal to $39,345,509.

“Tax” means (a) any country, state, local, or other tax, charge, fee, duty (including customs duty), levy or assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental, capital stock, capital duty, disability, estimated, escheat, gains, wealth, welfare, employee’s income withholding, other withholding, unemployment or social security, housing fund contributions, social security contributions, retirement savings fund contributions or other tax or contributions of whatever kind (including any fee, assessment or other charges in the nature of or in lieu of any tax) that is imposed by any Governmental Authority, (b) any interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any item described in provision (a) of this definition or any related contest or dispute or any failure to timely or properly file any Tax Return, and (c) any obligations to indemnify or otherwise pay, assume or succeed to the Tax Liability of any other Person.

“Tax Attributes” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits relating to alternative minimum Taxes).

“Tax Contest” means an audit, claim, demand, dispute, or Proceeding relating to Taxes.

“Tax Refund” has the meaning set forth in Section 9.6.

“Tax Return” means any report, return, filing, declaration, claim for refund, or information return or statement related to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technical Services Agreement” has the meaning set forth in Section 3.4(a)(ix).

“Technology License Agreement” has the meaning set forth in Section 3.4(a)(iii).

“Termination Fee” has the meaning set forth in Section 8.3.

“Third Party” means any Person other than Seller, Purchaser or their respective Affiliates.

“Third Party Claim” has the meaning set forth in Section 10.4(a).

ANNEX I

“Transaction” means the transactions contemplated by this Agreement and the Transaction Agreements, including the Restructuring.

“Transaction Agreements” means the Supply Agreement, the Polymerization License Agreement, the Technology License Agreement, the IP Assignment Agreement, the Technical Services Agreement, the Transition Services Agreement, the Shared Site Agreement and the Amsterdam Sublease.

“Transition Services Agreement” has the meaning set forth in Section 3.4(a)(x).

“Transfer Taxes” means all transfer, documentary, sales, excise, use, registration, value-added, stamp, registration, recording, real and personal property and other similar Taxes and related amounts (including any penalties, interest, and additions to Tax) incurred in connection with this Agreement, and, for the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, the aforementioned Taxes shall solely relate to direct transfers of the Acquired Assets from Seller to Purchaser.

“Transferred Employees” has the meaning set forth in Section 6.5(a).

“Transition Services Agreement” has the meaning set forth in Section 3.4(a)(x).

“WIP Inventory” has the meaning set forth in Section 2.2(a).

“Working Capital of the Cariflex Business” means the specific current asset items and specific current liability items of the Cariflex Business prepared in accordance with the outline set forth in Schedule 3.2(a).

ANNEX I